EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and among

GUARANTEED RATE AFFINITY, LLC

PHH HOME LOANS, LLC

RMR FINANCIAL, LLC

and

PHH CORPORATION

Dated as of February 15, 2017

i

TABLE OF CONTENTS

(cont’d)

TABLE OF CONTENTS

(cont’d)

SCHEDULES AND EXHIBITS

Schedule I	Required Approvals
Schedule 4.9(a)	Licensing Approvals
Schedule 4.9(b)	Investor Approvals
Exhibit A	Form of Support Agreement
Exhibit B	Form of Waiver
Exhibit C	Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit D	Form of Transition Services Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into and effective as of the 15th day of February, 2017, by and among Guaranteed Rate Affinity, LLC, a Delaware limited liability company (“Buyer”), PHH Home Loans, LLC, a Delaware limited liability company (“HL”), RMR Financial, LLC, a Californian limited liability company and wholly-owned subsidiary of HL (“RMR”, and together with HL, “Sellers”, and each a “Seller”) and PHH Corporation, a Maryland corporation (“PHH” and, together with Sellers, the “PHH Parties”).  Each of Buyer, and each PHH Party is referred to as a “Party” and, collectively, the “Parties”.

RECITALS

A.            Sellers, through certain assets held by them, are engaged in the Business;

B.            Upon the terms and subject to the conditions set forth herein, Buyer desires to purchase and assume, and each Seller desires to sell and assign to Buyer, the assets and certain Liabilities of such Seller used in or relating to the Business as specified in this Agreement (the “Asset Sales”);

C.            Realogy Services Venture Partner LLC, a Delaware limited liability company (“RSV”) owns 49.9% of the common interests in HL (such 49.9%, the “Realogy JV Interests”);

D.            Contemporaneously with the execution of this Agreement, PHH Broker Partner Corporation, a Maryland corporation (“PHHBPC”), and RSV are entering into a JV Interests Purchase Agreement (the “JV Purchase Agreement”) pursuant to which RSV will sell, and PHHBPC will purchase, the Realogy JV Interests (the “JV Purchase”) after the Final Closing hereunder; and

E.            Contemporaneously with the execution of this Agreement, and as a condition and an inducement to the willingness of the PHH Parties to enter into this Agreement (and for PHHBPC to enter into the JV Purchase Agreement), PHH, Realogy Holdings Corp., a Delaware corporation (“Realogy”) and Guaranteed Rate, Inc., a Delaware corporation (“GRI”), are entering into a Support Agreement in the form of Exhibit A hereto (the “Support Agreement”) relating to, among other matters, the formation, capitalization and licensing of Buyer and support for the performance and consummation of the transactions contemplated by this Agreement and the JV Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, promises and agreements set forth herein and in the JV Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

I.  PURCHASE AND SALE

1.1.  Purchase and Sale.  Upon the terms and subject to the conditions set forth herein, effective as of the applicable Closing (in accordance with Section 1.7), each Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase, acquire and accept, free and clear of all Encumbrances (other than Permitted Encumbrances), only the following assets of Sellers, in each case to the extent they are not Excluded Assets (the “Purchased Assets”):

(a)           all interests, rights, claims and benefits of each Seller under the Contracts set forth on Section 1.1(a) of the PHH Disclosure Letter (any such Contract, an “Assigned Contract”);

(b)           all equipment (other than Excluded IT Assets), furniture and other tangible personal property owned by each Seller, including all FF&E;

(c)           all Unlocked Pipeline Loans of each Seller which the applicable Seller expects to close more than 20 days after the applicable Closing and identified in a Pipeline Report delivered pursuant to Section 1.8(a)(iv) or 1.8(b)(iii), but excluding the Pipeline Loans that are determined to be retained by the applicable Seller pursuant to Section 4.18(a) (the “Assumed Pipeline Loans”);

(d)           all IT Assets of each Seller other than Excluded IT Assets;

(e)           the Intellectual Property Rights owned by each Seller for use exclusively in connection with the Business as of the date of this Agreement, including the Intellectual Property Rights set forth on Section 1.1(e) of the PHH Disclosure Letter (such Intellectual Property Rights, the “Business Intellectual Property”);

(f)            (i) all documents and records to the extent related to the Purchased Assets and the operation of the Business since January 1, 2012 (provided that the foregoing shall not include, for the avoidance of doubt, loan files), (ii) all personnel records pertaining to NMLS status and 2014, 2015 and 2016 compensation data exclusively related to the Transferred Employees to the fullest extent permitted by applicable Law, and (iii) all of the separate financial statements, books of account or other financial records to the extent related to the Business, the Purchased Assets and/or the Assumed Liabilities that do not form part of the general ledger of Sellers or any of their Affiliates (collectively, the “Business Records”); provided, however, that (A) Sellers will be entitled to retain a copy of the Business Records, and (B) the Business Records will not include any books, records or other items or portions thereof that are personnel records that relate to any employees who are not Transferred Employees;

(g)           all customer data to the extent pertaining to, or used in the operation of, the Business;

(h)           all Closing Pipeline Data and Assumed Pipeline Loan Files; and

(i)            all Transferring Employee Assets and Records.

1.2.  Excluded Assets.  Notwithstanding anything herein to the contrary, Sellers will retain, and there will be excluded from the sale, conveyance, assignment and transfer to Buyer or its Affiliates hereunder, all of the assets of Sellers that are not described in clauses (a)-(i) of Section 1.1 (such assets, the “Excluded Assets”), including:

(a)           all Cash and all bank accounts;

(b)           all credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid items and duties;

(c)           all account, note or loan payables recorded on the books of a Seller or any of its Subsidiaries for goods or services purchased by or provided to the Business, or advances (cash or otherwise) or any other extensions of credit to the Business from a Seller or any of its Affiliates, whether current or non-current;

(d)           with respect to each Seller and each of its Subsidiaries, all Tax losses and Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, including interest thereon or penalty rebate arising therefrom, in each case in respect of the Excluded Taxes;

(e)           all Tax Returns of Sellers or any of their Subsidiaries and all books and records (including working papers) related thereto;

(f)            all insurance proceeds which Sellers or any of their Subsidiaries has a right to receive as of the applicable Closing, and that relate to events, circumstances or occurrences prior to the applicable Closing;

(g)           all Intellectual Property Rights owned, or licensed from third parties, by Sellers or any of their Subsidiaries, other than the Business Intellectual Property;

(h)           all Contracts other than the Assigned Contracts (the “Retained Contracts”);

(i)            all rights of Sellers under the Transaction Agreements and any documents delivered or received in connection herewith or therewith;

(j)            all Excluded IT Assets;

(k)           all rights, title and interest in all of PHH’s Subsidiaries and all of their respective assets (excluding the Purchased Assets);

(l)            all rights, title and interest in the Pacific Access Mortgage, LLC and all of its assets;

(m)          all assets related to, or held with respect to, the JV Benefit Plans;

(n)           all Mortgage Loans held for sale; and

(o)           all Pipeline Loans that are not Assumed Pipeline Loans (the “Retained Pipeline Loans”).

1.3.  Assumption of Liabilities.  Upon the terms and subject to the conditions set forth herein, effective as of the applicable Closing (in accordance with Section 1.7), Buyer will only assume, satisfy and discharge when due:

(a)           all Liabilities relating to, resulting from or arising out of the ownership or use of any of the Purchased Assets (including the Assumed Pipeline Loans) after the applicable Closing, which shall, for the avoidance of doubt, exclude the Retained Liabilities;

(b)           all Liabilities expressly assumed by, retained by or agreed to be performed by Buyer or any of its Subsidiaries and Affiliates pursuant to the terms of any Transaction Agreement; and

(c)           all Assumed Employee Liabilities (collectively, the “Assumed Liabilities”).

1.4.  Retained Liabilities.  Buyer is assuming at the applicable Closing only the Assumed Liabilities, and is not assuming any Liability that is not an Assumed Liability.  All such other Liabilities of the PHH Parties and their Affiliates shall be retained by and remain Liabilities of the PHH Parties and their Affiliates, as applicable (all such retained Liabilities not being assumed hereunder are referred to as the “Retained Liabilities”). Without limiting the generality of the foregoing, Buyer is not assuming the following Liabilities, which shall be deemed to be Retained Liabilities:

(a)           all Liabilities to the extent relating to, resulting from or arising out of any Excluded Asset;

(b)           all Liabilities to the extent relating to, resulting from or arising from the ownership, use or operation of the Purchased Assets (including Assumed Pipeline Loans) at any time at or prior to the applicable Closing;

(c)           all Liabilities for Excluded Taxes;

(d)           all Retained Employee Liabilities;

(e)           all Liabilities relating to the operation and conduct of the Business at or prior to the applicable Closing;

(f)            all Liabilities relating to the Retained Pipeline Loans;

(g)           all Liabilities set forth on Section 1.4(g) of the PHH Disclosure Letter; and

(h)           all Liabilities expressly assumed by, retained by or agreed to be performed by any of the PHH Parties or any of their Affiliates pursuant to any of the Transaction Agreements.

1.5.  Consideration.  (a) Upon the terms and subject to the conditions set forth in this Agreement, at the applicable Closing (in accordance with Section 1.7), Buyer will, in consideration for the purchase of the Purchased Assets, (i) assume the Assumed Liabilities as provided in Section 1.3 and (ii) pay, or cause to be paid, to the PHH Parties, an aggregate amount of $70,024,000 (the “Purchase Price”), which shall be purchased, assumed and payable as follows:

(i)            at the First Closing, Buyer will, in consideration for the portion of Purchased Assets to be acquired at the First Closing as set forth on Schedule I, pay or cause to be paid to Sellers by wire transfer of immediately available funds an amount equal to 20% of the Purchase Price (the “First Closing Purchase Price”);

(ii)           at the Second Closing, Buyer will, in consideration for the portion of Purchased Assets to be acquired at the Second Closing as set forth on Schedule I, pay or cause to be paid to Sellers by wire transfer of immediately available funds an amount equal to 20% of the Purchase Price (the “Second Closing Purchase Price”);

(iii)          at the Third Closing, Buyer will, in consideration for the portion of Purchased Assets to be acquired at the Third Closing as set forth on Schedule I, pay or cause to be paid to Sellers by wire transfer of immediately available funds an amount equal to 20% of the Purchase Price (the “Third Closing Purchase Price”);

(iv)          at the Fourth Closing, Buyer will, in consideration for the portion of Purchased Assets to be acquired at the Fourth Closing as set forth on Schedule I, pay or cause to be paid to Sellers by wire transfer of immediately available funds, an amount equal to 20% of the Purchase Price (the “Fourth Closing Purchase Price”); and

(v)           at the Fifth Closing, Buyer will, in consideration for the remaining portion of Purchased Assets not sold pursuant to clauses (i)-(iv) above, pay or cause to be paid to Sellers by wire transfer of immediately available funds, an amount equal to 20% of the Purchase Price (the “Fifth Closing Purchase Price”).

1.6.  Transfer Consents.  (a) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, transfer, assignment or delivery to Buyer of any Purchased Asset (including any Assigned Contract) is prohibited by any applicable Law or would require any Governmental Entity or third party authorizations, approvals, consents or waivers (each, a “Transfer Consent”), and such Transfer Consents shall not have been obtained prior to the applicable Closing, neither this Agreement nor any other Transaction Agreement will constitute a sale, conveyance, transfer, assignment or delivery thereof if any of the foregoing would constitute a breach of applicable Law or the rights of any third party.

(b)           For a period of one year following the applicable Closing, the Parties will use their reasonable best efforts, and will cooperate with each other, to obtain promptly such Transfer Consents.  Any filing, recordation or similar fees payable to any Governmental Entity in connection with obtaining the Transfer Consents will be borne 50% by Buyer and 50% by HL (for the avoidance of doubt, such fees shall not include the fees and expenses relating to the Licensing Approvals and Investor Approvals, which will be Buyer’s sole responsibility); provided that neither Buyer nor any PHH Party nor any of their respective Affiliates will be required to pay any consent fee or similar consideration or waive any rights in order to obtain any Transfer Consent (other than with respect to the Licensing Approvals and Investor Approvals).  From the applicable Closing until the receipt of such Transfer Consent, the Parties will cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits and Liabilities of use or ownership of such Purchased Asset and, with respect to any such assets that are Contracts, Buyer will perform all obligations thereunder on and after the applicable Closing, as permitted by such Contract prior to the receipt of the Transfer Consent.  If such Transfer Consent for the sale, conveyance, transfer, assignment or delivery of any such Purchased Asset is obtained, Sellers will promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, such assets to Buyer.

1.7.  Closing.  (a) (i) First Closing. The first closing of the Transactions (the “First Closing”) will take place by electronic or physical exchange of documents on the date of Sellers’ payroll payment that is closest to the middle of the month that is at least ten Business Days following the first day on which the conditions to the First Closing set forth in Article V are satisfied or, if permissible under applicable Law, waived (other than conditions which by their nature can be satisfied only at the First Closing but subject to the satisfaction or waiver thereof) (the “First Closing Date”), unless another date is agreed to in writing by all of the Parties (it being understood, however, that time is of the essence with respect to the First Closing and each of the subsequent Closings and that the Parties will use their respective reasonable best efforts to cause the First Closing and each of the subsequent Closings to occur as soon as practicable after satisfaction or waiver of the conditions to the First Closing and otherwise in accordance with this Agreement with respect to and each of the subsequent Closings).  Notwithstanding the foregoing, for Tax and accounting purposes, the First Closing will be deemed to occur and be effective as of 12:01 a.m. (New York City time) on the First Closing Date (the “First Closing Effective Time”).  Throughout the Closings, Sellers will notify Buyer at least one month in advance of anticipated payroll dates.

(ii)           Second Closing. The second closing of the Transactions (the “Second Closing”) will take place by electronic or physical exchange of documents on the date of Sellers’ payroll payment that is closest to the middle of the month that is at least ten Business Days following the day on which Buyer obtains the Required Approvals from states covering 85% of the Business’ loan origination volume for the Transferring Jurisdiction anticipated to be included in the Second Closing as set forth in Schedule I, for the last twelve months preceding the Second Closing Date, unless another date is agreed to in writing by all of the Parties (provided that there are no Restraints preventing or prohibiting the consummation of the Second Closing) (the “Second Closing Date”); provided that such Closing will not occur until the month following the month in which the First Closing occurs.  Notwithstanding the foregoing, for Tax and accounting purposes, the Second Closing will be deemed to occur and be effective as of 12:01 a.m. (New York City time) on the Second Closing Date (the “Second Closing Effective Time”).

(iii)          Third Closing. The third closing of the Transactions (the “Third Closing”) will take place by electronic or physical exchange of documents on the date of Sellers’ payroll payment that is closest to the middle of the month that is at least ten Business Days following the day on which Buyer obtains the Required Approvals from states covering 85% of the Business’ loan origination volume for the Transferring Jurisdiction anticipated to be included in the Third Closing as set forth in Schedule I, for the last twelve months preceding the Third Closing Date, unless another date is agreed to in writing by all of the Parties (provided that there are no Restraints preventing or prohibiting the consummation of the Third Closing) (the “Third Closing Date”); provided that such Closing will not occur until the month following the month in which the Second Closing occurs. Notwithstanding the foregoing, for Tax and accounting purposes, the Third Closing will be deemed to occur and be effective as of 12:01 a.m. (New York City time) on the Third Closing Date (the “Third Closing Effective Time”).

(iv)          Fourth Closing. The fourth closing of the Transactions (the “Fourth Closing”) will take place by electronic or physical exchange of documents on the date of Sellers’ payroll payment that is closest to the middle of the month that is at least ten Business Days following the day on which Buyer obtains the Required Approvals from states covering 85% of the Business’ loan origination volume for the Transferring Jurisdiction anticipated to be included in the Fourth Closing as set forth in Schedule I, for the last twelve months preceding the Fourth Closing Date, unless another date is agreed to in writing by all of the Parties (provided that there are no Restraints preventing or prohibiting the consummation of the Fourth Closing) (the “Fourth Closing Date”); provided that such Closing will not occur until the month following the month in which the Third Closing occurs. Notwithstanding the foregoing, for Tax and accounting purposes, the Fourth Closing will be deemed to occur and be effective as of 12:01 a.m. (New York City time) on the Fourth Closing Date (the “Fourth Closing Effective Time”).

(v)           Fifth Closing. The fifth closing of the Transactions (the “Fifth Closing”) will take place by electronic or physical exchange of documents on the date of Sellers’ payroll payment that is closest to the middle of the month that is at least ten Business Days following the day on which Buyer obtains the Required Approvals from states covering 85% of the Business’ loan origination volume for the Transferring Jurisdiction anticipated to be included in the Fifth Closing as set forth in Schedule I, for the last twelve months preceding the Fifth Closing Date, unless another date is agreed to in writing by all of the Parties (provided that there are no Restraints preventing or prohibiting the consummation of the Fifth Closing) (the “Fifth Closing Date”); provided that such Closing will not occur until the month following the month in which the Fourth Closing occurs. Notwithstanding the foregoing, for Tax and accounting purposes, the Fifth Closing will be deemed to occur and be effective as of 12:01 a.m. (New York City time) on the Fifth Closing Date (the “Fifth Closing Effective Time”).

(b)           Notwithstanding anything herein to the contrary, with respect to each Closing contemplated by this Agreement:

(i)            Buyer and PHH may, by mutual agreement, modify the order of conveyance of the assets related to the Transferred Branches subject to each Closing as set forth on Schedule I, based on the status and expected timing of the Required Approvals.

(ii)           Without limiting the generality of Section 1.7(b)(i) above, if the Required Approvals applicable to at least 85% of the states or territories of the United States (each state or territory, a “Transferring Jurisdiction”) in which Transferred Branches are located, as set forth on Schedule I, have been obtained, Buyer and PHH may agree to, (A) close the acquisition of the Purchased Assets and the assumption of Assumed Liabilities related thereto for those Transferred Branches for which Required Approvals set forth on Schedule I with respect to such Closing have been obtained, and (B) delay the acquisition of any Purchased Assets (such Purchased Assets, the “Delayed Purchased Assets”) and the assumption of the Assumed Liabilities related thereto in any Transferred Branch for which the Required Approvals have not been obtained to a Subsequent Closing or such other time as Buyer and PHH may mutually agree in writing (it being understood that such delays shall not affect the amount of Purchase Price payable at each Closing), provided, that the Required Approvals set forth on Schedule I for such Delayed Purchased Assets shall have been obtained prior to such Subsequent Closing.  In no event will Buyer be obligated to consummate the acquisition of any Purchased Assets and the assumption of the Assumed Liabilities related thereto with respect to any Transferred Branch located in a Transferring Jurisdiction if Buyer has not received all Required Approvals for such Transferred Branch.

(iii)          In no event shall Buyer be obligated to consummate the transfer of the Delayed Purchased Assets and assumption of the Assumed Liabilities related thereto in any Transferring Jurisdiction following the second (2nd) anniversary of the date hereof; provided, that Buyer shall cause one or more Affiliates of Buyer to acquire all of the Delayed Purchased Assets and assume the Assumed Liabilities related thereto that had not been acquired or assumed no later than the second (2nd) anniversary of the date hereof.

(iv)          With respect to the Fifth Closing, the PHH Parties, in consultation with Buyer, will identify (1) the Retained Loans that continue to require processing, underwriting and closing by Sellers and (2) the employees and resources necessary for Sellers to undertake such origination services consistent with Applicable Requirements (such employees and resources, the “Final HL Group”).  The Final HL Group shall be excluded from the Fifth Closing and shall remain with and be employed by Sellers until the remaining Retained Pipeline Loans have been closed and funded or abandoned or denied, and the Final HL Group will thereafter promptly be transferred to Buyer.

1.8.  Deliveries by the PHH Parties. Upon the terms and subject to the conditions of this Agreement, at the applicable Closing, the PHH Parties will deliver, or cause to be delivered, to Buyer the following:

(a)           at the First Closing:

(i)            a duly executed counterpart to each Transaction Agreement to which any PHH Party or any Affiliate thereof is a party;

(ii)           a certificate of non-foreign status from each Seller, properly completed and duly executed in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(iii)          the certificate contemplated by Section 5.3(c);

(iv)          an updated Pipeline Report to Buyer no later than two (2) Business Days prior to the First Closing; and

(v)           executed written instruments authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any Encumbrances on the Purchased Assets to be transferred to Buyer at the First Closing.

(b)           at each Subsequent Closing:

(i)            a duly executed counterpart to an Assignment and Assumption Agreement (for the Purchased Assets and Assumed Liabilities to be assigned and assumed at such Subsequent Closing) to which any PHH Party or any Affiliate thereof is a party;

(ii)           a certificate of non-foreign status from each Seller, properly completed and duly executed in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(iii)          an updated Pipeline Report to Buyer no later than two (2) Business Days prior to each Subsequent Closing; and

(iv)          duly executed written instruments authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any Encumbrances on the Purchased Assets to be transferred to Buyer at such Subsequent Closing.

1.9.  Deliveries by Buyer.  Upon the terms and subject to the conditions of this Agreement, at the applicable Closing, Buyer will deliver, or cause to be delivered, to the PHH Parties the following:

(a)           at the First Closing:

(i)            the First Closing Purchase Price, by wire transfer of immediately available funds to the account(s) designated by the PHH Parties in Section 1.9 of the PHH Disclosure Letter;

(ii)           a duly executed counterpart to each Transaction Agreement to which Buyer or any Affiliate thereof is a party;

(iii)          a duly executed waiver by Realogy in respect of certain restrictions in the Strategic Relationship Agreement substantially in the form attached as Exhibit B hereto; and

(iv)          the certificate contemplated by Section 5.2(c).

(b)           at each Subsequent Closing:

(i)            a duly executed counterpart to an Assignment and Assumption Agreement (for the Purchased Assets and Assumed Liabilities to be assigned and assumed at such Subsequent Closing) to which Buyer or any Affiliate thereof is a party; and

(ii)           the applicable portion of the Purchase Price payable on each Subsequent Closing, by wire transfer of immediately available funds to the account(s) designated by the PHH Parties in Section 1.9 of the PHH Disclosure Letter.

1.10.  Withholding Rights. Notwithstanding any other provision of this Agreement, any Party making a payment under this Agreement shall be entitled to deduct and withhold from such payment any amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that if any Party becomes aware that any amount is required to be so withheld, it shall promptly notify the other party of any such required withholding and the parties shall cooperate with each other in good faith (including by taking all reasonable actions requested by the other party to the extent such actions would not reasonably be expected to have an adverse impact on the requested party) to minimize or eliminate such withholding Taxes.  Any amounts so withheld, to the extent paid over to the appropriate Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

II.  REPRESENTATIONS AND WARRANTIES OF THE PHH PARTIES

Except as set forth on the PHH Disclosure Letter, the PHH Parties represent and warrant to Buyer, as of the date of this Agreement and as of each applicable Closing Date, as follows:

2.1.  Organization.  Each PHH Party is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or formation and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to, individually or in the aggregate, be material to the Purchased Assets or prevent or materially delay or materially impair the ability of any PHH Party to consummate the Transactions.

2.2.  Authorization of Transaction.  (a) Each PHH Party has the requisite corporate power to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by each PHH Party of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by, in the case of PHH, the Board of Directors of PHH (the “PHH Board”), and in the case of each Seller, by its board of directors or comparable governing body, and no other corporate action on the part of such PHH Party is necessary to authorize the execution, delivery and performance by such PHH Party of this Agreement or the other Transaction Agreements to which it is a party and the consummation by it of the Transactions, except that the consummation of the Transactions requires, and the board approvals related to the Transactions are contingent on the receipt of, the Stockholder Approval.  This Agreement has been, and the other Transaction Agreements to which it is a party will be, duly executed and delivered by each PHH Party and, assuming due and valid authorization, execution and delivery of this Agreement and the other Transaction Agreements by the other parties hereto and thereto, is and will (when executed and delivered) be a valid and binding obligation of such PHH Party, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Action therefor may be brought ((i) and (ii) collectively, the “General Enforceability Exceptions”).

(b)           The affirmative vote of the holders of a majority of outstanding Shares entitled to vote on the approval of the Transactions (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of PHH’s capital stock that is necessary in connection with the consummation of the Transactions.

(c)           At a meeting duly called and held, the PHH Board (i) declared that the Transactions are advisable and in the best interests of the stockholders of PHH, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (iii) resolved (subject to Section 4.2) to recommend to the stockholders of PHH that they approve the Transactions (such recommendation, the “PHH Recommendation”) and direct that such matter be submitted for the consideration of the stockholders of PHH at the Special Meeting.

2.3.  Consents and Approvals; No Violations.  (a) The execution, delivery and performance of this Agreement or any other Transaction Agreement to which it is a party by each PHH Party do not and will not (i) subject to the receipt of the Stockholder Approval, conflict with or violate the articles of incorporation, by-laws or similar organizational document of such PHH Party, (ii) assuming that the Stockholder Approval and all consents, approvals and authorizations contemplated by clauses (i) through (iii) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to such PHH Party or by which any of its properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any material Contract of such PHH Party, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party by each PHH Party and the consummation of the Transactions by such PHH Party do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements of (1) the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), (2) the Maryland General Corporation Law (in the case of PHH), and (3) the New York Stock Exchange (“NYSE”), (ii) filings required by the applicable state and federal Governmental Entities with regulatory authority over any of the PHH Parties as described in Section 2.3(b)(ii) of the PHH Disclosure Letter, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

2.4.  Information in Proxy Statement.  The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the stockholders of PHH or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by PHH with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer specifically for inclusion or incorporation by reference in the Proxy Statement.

2.5.  Assets.  Each Seller owns, leases, licenses or otherwise has the legal right to the Purchased Assets, in each case free and clear of all Encumbrances (other than Permitted Encumbrances).  Upon consummation of the Transactions, Buyer will acquire valid title to all the Purchased Assets, subject to any Transfer Consents, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

2.6.  Litigation.  Except as set forth on Section 2.6 of the PHH Disclosure Letter, as of the date of this Agreement (or the date that any update of the PHH Disclosure Schedule is delivered to Buyer), (a) there are no Actions pending or, to the Knowledge of the PHH Parties, threatened in writing against any of the PHH Parties in respect of the Purchased Assets, and (b) there are no outstanding or, to the Knowledge of the PHH Parties, pending Orders to which Sellers, the Purchased Assets or the Business (including as conducted by Buyer following the applicable Closing) are bound.  This Section 2.6 does not relate to Tax matters.

2.7.  Taxes.  (a)  Each Seller has timely filed with the appropriate Governmental Entity all income and other material Tax Returns that it was required to file and has timely paid all Taxes shown thereon as due and owing and all other material Taxes required to be paid by it, except those Taxes for which adequate reserves have been established in accordance with GAAP on the most recent financial statements included in the Financial Statements.  All such Tax Returns were correct and complete in all material respects.

(b)           To the Knowledge of the PHH Parties, no audit or other Action with respect to any material Taxes due from Sellers, or any material Tax Return of Sellers, is pending or threatened by any Governmental Entity.

(c)           Sellers have not agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d)           Sellers are not a party to any material Tax allocation or Tax sharing Contract that is an Assigned Contract (other than an agreement entered into in the ordinary course of business and not relating primarily to Taxes).

(e)           Sellers have timely withheld and remitted to the appropriate Governmental Entity all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor or other party.

(f)            There are no Encumbrances for Taxes on the Purchased Assets, other than Permitted Encumbrances.

(g)           Notwithstanding any other representations and warranties in this Agreement, and except insofar as Section 2.10 and Section 2.16 relate to Taxes, the representations and warranties in this Section 2.7 constitute the sole representations and warranties in this Agreement with respect to Tax matters.

2.8.  Material Contracts.

(a)           Section 2.8 of the PHH Disclosure Letter contains a correct and complete list, as of the date hereof, of all of the following Contracts with respect to the Business, the Purchased Assets or the Assumed Liabilities, to which any PHH Party is a party as of the date of this Agreement:

(i)            each Contract that contains provisions that prohibit any Seller from competing in any line of business, which provisions, to the extent reasonably apparent from the language of such Contract, would, after the applicable Closing Date, apply to Buyer or any of its Affiliates;

(ii)           each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to Sellers that is material to Business, taken as a whole;

(iii)          other than Contracts with Realogy and its Affiliates, each Contract pursuant to which any Seller (A) is granted or obtains or agrees to grant or obtain any right to use or otherwise exploit any Intellectual Property Rights material to the Business, (B) is restricted in its right to use or register any Intellectual Property Rights material to the Business, or (C) permits or agrees to permit any other Person, to use, enforce, or register any Intellectual Property Rights material to the Business;

(iv)          each Contract for the sale of any Purchased Asset or the grant of any rights to purchase any Purchased Asset;

(v)           each Contract with or for the benefit of any Affiliates of Sellers (other than any Subsidiary thereof); and

(vi)          each other Contract that is not specified in clause (i) to (vi) above and that is material to the Purchased Assets or the Business.

(b)           (i) All Assigned Contracts are in full force and effect and enforceable against Sellers and, to the Knowledge of the PHH Parties, each other party thereto in accordance with their terms (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms), in each case, except (A) where the failure to be so in full force and effect would not have, individually or in the aggregate, a Material Adverse Effect, and (B) as limited by the General Enforceability Exceptions, and (ii) neither Seller nor, to the Knowledge of the PHH Parties, any other party thereto, is in breach of or default under (or with notice or lapse of time, or both, would be in breach of or default under) the terms of any Assigned Contract, in each case, except where such breach or default would not have, individually or in the aggregate, a Material Adverse Effect.

2.9.  Compliance With Law.

(a)           Sellers and, to the Knowledge of the PHH Parties, the JV Employees (in their capacity as JV Employees), hold all material Permits that are required to conduct the Business as currently conducted by Sellers in accordance with Applicable Requirements (each a “Material Permit”).  The Business is and since January 1, 2015 has been conducted in compliance in all material respects with all applicable Laws, and each Seller is and since January 1, 2015 has been in compliance with the terms of the Material Permits in all material respects.

(b)           All Material Permits are valid and in full force and effect. The PHH Parties are not, nor have been, in default in any material respect under, and no condition exists that, with notice or lapse of time or both, would constitute a default in any respect under any Material Permit. Since January 1, 2015, no PHH Party nor, to the Knowledge of the PHH Parties, any JV Employee has received any written notice from any Agency, State Agency or Governmental Entity asserting any violation of, or failure to comply with any terms of, any Material Permit.

2.10.  Employee Benefits.  (a) As used herein, the term “JV Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA, (i) under which any current or former employee, officer or director (or their respective beneficiaries) of Sellers or their Subsidiaries has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by Sellers or their Subsidiaries, or (ii) with respect to which Sellers or their Subsidiaries have any actual or contingent Liability.

(b)           Each JV Benefit Plan is maintained and operated in all material respects in compliance with all applicable Laws, including ERISA and the Code to the extent applicable thereto.

(c)           Each PHH Parties Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the PHH Parties, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination.

(d)           No PHH Parties Benefit Plan is subject to Title IV of ERISA. No condition exists that would subject a Seller or any of its ERISA Affiliates to any Liability under Title IV of ERISA that would reasonably be expected to result in any material Liability to Buyer and its Affiliates.

(e)           Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any JV Employee to any material severance, change in control or similar payments or benefits or provide for any increase in such payments or benefits under any PHH Parties Benefit Plan, or (ii) accelerate the time of payment or vesting of any material compensation or benefits, or otherwise materially increase the amount of compensation or benefits due to any JV Employee under any PHH Parties Benefit Plan.

2.11.  Employees.  (a) Section 2.11 of the PHH Disclosure Letter indicates, as of the date of this Agreement, (i) a list of all JV Employees and (ii) each such employee’s job title, current annual base salary or hourly wage rate, employment site, credited service date, vacation accrual rate and employment status.  Sellers shall deliver to Buyer, no later than the third Business Day prior to each applicable Closing Date, as applicable, updates, supplements or amendments to the PHH Disclosure Letter with respect to Section 2.11.

(b)           The PHH Parties are neither party to, nor bound by, any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council with respect to the Business; none of the JV Employees is subject to any collective bargaining agreement or other labor union Contracts; no such Contract is being negotiated by any Seller in respect of any JV Employees; and JV Employees are not represented by any labor union, labor organization or works council in connection with their employment by a PHH Party.

(c)           Since January 1, 2015, there have been no actual or threatened unfair labor practice charges, material grievances, material arbitrations, material labor disputes, strikes, lockouts, slowdowns or work stoppages against any PHH Parties with respect to the Business.

(d)           To the Knowledge of the PHH Parties, (i) no labor union, labor organization, works council, or group of JV Employees has made a pending demand for recognition or certification, (ii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iii) there have been no labor union organizing activities with respect to any JV Employees.

(e)           With respect to the Business, Sellers and their Subsidiaries are in compliance, in all material respects, with all applicable Laws respecting employee compensation and benefits, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification (including the classification of employees as “exempt” and “non-exempt” under the Fair Labor Standards Act or any similar state or local law and the classification of employees and independent contractors), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(f)            With respect to the Business, Sellers and their Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, or (iii) required to maintain an affirmative action plan.

(g)           To the Knowledge of the PHH Parties, no JV Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any Seller or any of its Subsidiaries, or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Seller or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(h)           With respect to the Business, since January 1, 2015, the Panther Parties have not received (i) written notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them that would be material to the Business, (ii) written notice of any material charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (iii) written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (iv) written notice of any Action pending or, to the Knowledge of the PHH Parties, threatened in writing by or on behalf of any JV Employees or former employees of the Business, or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(i)            To the Knowledge of the PHH Parties, no JV Employee, who is at or above the level of Vice President, has notified in writing any of the PHH Parties of an intent to terminate his or her employment.

2.12.  Insurance.  The PHH Parties maintain insurance coverage for the Business against such risks and in such amounts as the PHH Parties believe to be customary for companies of similar size, in the same geographic regions and in the same business.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each PHH Party is in compliance with the terms and provisions of the insurance policies maintained by it with respect to the Business and all premiums due and payable with respect thereto have been paid.

2.13.  Intellectual Property.  (a) Section 2.13(a) of the PHH Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of all (i) issued patents and pending patent applications, (ii) Trademarks, (iii) copyright registrations and applications for registration thereof, (iv) internet domain name registrations and (v) computer software (except for commercially available off-the-shelf software), in each case, that are material to the Business and are owned or licensed by Sellers for use exclusively in connection with the Business or the Purchased Assets.  The PHH Parties own all right, title and interest in, or has the right to use, pursuant to a license or otherwise, in each case, free and clear of all Encumbrances (except for Permitted Encumbrances), all Intellectual Property Rights required to operate the Business as presently operated, and (b) except as set forth on Section 2.13(b) of the PHH Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, (i) there are no Actions pending or, to the Knowledge of the PHH Parties, threatened in writing alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by any PHH Party with respect to the Business, since January 1, 2015, (ii) since January 1, 2015, the operation of the Business as currently conducted does not, to the Knowledge of the PHH Parties, violate, misappropriate or infringe the Intellectual Property Rights of any other Person, and (iii) since January 1, 2015, to the Knowledge of the PHH Parties, no other Person has violated, misappropriated or infringed any Intellectual Property Rights owned by the PHH Parties.  Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 2.13 constitute the sole representations and warranties in this Agreement with respect to intellectual property matters.

2.14.  Real Property.  (a) Section 2.14 of the PHH Disclosure Letter contains a correct and complete list of (i) the location of all real property leased by any Seller from a third party (including Realogy or its Affiliates) primarily for use in the Business (the “Leased Real Property”) and (ii) the leases, subleases or other similar agreements under which any Seller leased or subleased any Leased Real Property (the “Real Property Leases”).

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is in full force and effect and is the valid, binding and enforceable obligation of Sellers and, to the Knowledge of the PHH Parties, of the other parties thereto, subject in each case to the General Enforceability Exceptions, and (ii) there is no default under any Real Property Lease by any Seller or, to the Knowledge of the PHH Parties, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by any Seller thereunder.

2.15.  Financial Statements. Section 2.15 of the PHH Disclosure Letter contains a true and complete copy of (i) the audited consolidated statement of income and cash flows of Sellers for the years ended December 31, 2014 and 2015 and the audited consolidated balance sheet of Sellers as of December 31, 2014 and 2015, and (ii) the unaudited consolidated statement of income and cash flows of Sellers for the three-month period ended September 30, 2016 and the unaudited consolidated balance sheet of Sellers as of September 30, 2016 ((i) and (ii) collectively, the “Historical Financial Statements” and, together with the 2016 Financial Statements, the “Financial Statements”).  Each of the Historical Financial Statements has been, and the 2016 Financial Statements when delivered pursuant to Section 4.7 will be, prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the Financial Statements or in the notes to the Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure).  Each of the Historical Financial Statements fairly presents, and the 2016 Financial Statements when delivered pursuant to Section 4.7 will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Sellers as of the dates and for the periods referred to in such Financial Statement.

2.16.  Absence of Certain Changes.  Since September 30, 2016, (a) there has not been any Material Adverse Effect and (b) Sellers have operated the Business in the ordinary course consistent with past practice.

2.17.  No Undisclosed Liabilities.  No PHH Party nor any of its Subsidiaries has any Liabilities (whether accrued, absolute, determined or contingent) in respect of the Business or the Purchased Assets, except for (i) Liabilities disclosed and provided for in the balance sheets included in the Financial Statements, (ii) executory obligations arising under Contracts entered into in the ordinary course of business (other than as a result of breach of Contract, tort, infringement or violation of applicable Law), (iii) Liabilities arising under this Agreement or any other Transaction Agreement, (iv) the Retained Liabilities, (v) Liabilities (other than as a result of breach of Contract, tort, infringement or violation of applicable Law) incurred subsequent to September 30, 2016 in the ordinary course of business consistent with past practice, or (vi) other Liabilities that would not reasonably be expected to be material to the Business.

2.18.  Brokers’ Fees.  With the exception of fees and expenses payable to Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, LLC, which will be PHH’s sole responsibility, none of the PHH Parties has employed any other broker, investment banker, financial advisor or other Person who would have a valid claim for a fee or commission from Buyer in connection with the Transactions.

2.19.  Solvency.  Immediately before and immediately after giving effect to the Transactions contemplated hereby and the transactions contemplated by the JV Purchase Agreement and assuming satisfaction of the conditions to the PHH Parties’ obligations to consummate the Transactions as set forth in Article V, each PHH Party is and will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Transactions contemplated hereby or the transactions contemplated by the JV Purchase Agreement, with the intent to hinder, delay or defraud either present or future creditors of any PHH Party. In connection with the Transactions contemplated hereby and the transactions contemplated by the JV Purchase Agreement, no PHH Party has incurred, nor plans to incur, debts (whether secured or unsecured) beyond its ability to pay as they become absolute and matured.

2.20.  Opinion of PHH’s Financial Advisor. The Board of Directors of PHH has received the opinion of Credit Suisse Securities (USA) LLC, dated the date on which the PHH Board approved this Agreement, to the effect that, as of such date and based on and subject to the various assumptions, qualifications and other matters set forth therein, PHH’s pro rata share of the Purchase Price to be paid for the Purchased Assets pursuant to this Agreement is fair, from a financial point of view, to PHH. A copy of such opinion will be delivered to Buyer for informational purposes only after receipt thereof by the PHH Board.  It is agreed and understood that such opinion is for the information and use of the PHH Board and may not be relied upon by Buyer or its Affiliates.

2.21.  Valuation of Purchased Assets. As of the date of this Agreement, the information, input and data used by the third party valuation firm in arriving at the valuation of the Business as of September 30, 2016, and set forth on Section 2.21 of the PHH Disclosure Letter, is true and accurate in all material respects.

2.22.  Compliance Generally; Mortgage Banking Business.  (a) Since January 1, 2016, each PHH Party has operated the Business in compliance, in all material respects, with all Applicable Requirements.  Except as set forth on Section 2.22(a) of the PHH Disclosure Letter, since January 1, 2016, none of the PHH Parties has received any written notice from any Agency, Governmental Entity, Investor or Insurer (in each case solely with respect to the Business, the Purchased Assets or the Assumed Liabilities) (i) claiming that any PHH Party has violated, breached or failed to comply with any Applicable Requirements in any material respects or (ii) to the effect that it has limited or terminated or intends to limit or terminate its relationship with any PHH Party due to any violation of Applicable Requirements.

(b)           Except as set forth on Section 2.22(b) of the PHH Disclosure Letter, (i) no Seller nor, to the Knowledge of the PHH Parties, any JV Employee is (or since January 1, 2016, has been), in connection with the conduct of the Business, a party to or is subject to any suspension, debarment, outstanding Order, agreement, finding, memorandum of understanding or similar supervisor arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Investor, Insurer, Agency or Governmental Entity charged with the supervision or regulation of any Seller and its employees.  Since January 1, 2016, no Seller nor, to the Knowledge of the PHH Parties, any JV Employee has been indicted, arraigned, convicted or, to the Knowledge of the PHH Parties, received written notice that it is under investigation for any criminal offenses or fraudulent activity related to the origination or sale of Mortgage Loans or the conduct of the Business.  Since January 1, 2016, except for normal examinations conducted by an Agency or Governmental Entity in the regular course of business of Sellers, no Agency or Governmental Entity has initiated, or to the Knowledge of the PHH Parties, threatened in writing, any Action against any Seller related to the Business that is ongoing or pending.  As of the date hereof, there is no material unresolved violation with respect to any report or statement by an Agency or Governmental Entity relating to any examinations or investigation of any Seller with respect to the Business.

(c)                                  Complete and correct copies of the current privacy and data security policies and origination and underwriting policies of Sellers have been made available to Buyer in the Dataroom.  Except as set forth in Section 2.22(c) of the PHH Disclosure Letter, since January 1, 2016, Sellers have not experienced any data breaches of non-public personal information that required notification under applicable Law to a Governmental Entity. Sellers have the right to transfer all customer databases and related customer information to Buyer such that Buyer shall have the right to freely use and disclose any related customer information in connection with its operation of the Business from and after the applicable Closing, subject only to any restrictions under applicable Law with respect to the applicable Closing.  No privacy or data security policies of Sellers or their Affiliates restrict or, as of the applicable Closing Date, will restrict, prohibit or condition the transfer of any such customer data bases or information to Buyer.

2.23.                     Pipeline Loans.  The report of the Unlocked Pipeline Loans dated as of the date hereof set forth in Section 2.23 of the PHH Disclosure Letter (the “Pipeline Report”) is correct and complete in all material respects as of the date hereof. Each updated version of such Pipeline Report, when delivered pursuant to Section 1.8, will be correct and complete in all material respects as of the date such updated report is delivered prior to each Subsequent Closing.  With respect to each Assumed Pipeline Loan, Sellers have performed all solicitation, application, processing and origination activities related thereto in accordance in all material respects with all Applicable Requirements and Applicable Pipeline Requirements for the applicable stage of processing for each such Pipeline Loan. To the Knowledge of PHH, each Assumed Pipeline Loan arose out of bona fide transactions in the ordinary course of business consistent with Sellers’ past practices.  The Mortgage Loan files relating to each Assumed Pipeline Loan accurately and completely reflect, or will reflect, in all material respects, the condition and terms of such Pipeline Loan as of the applicable Closing Date and conform in all material respects to Applicable Requirements and Applicable Pipeline Requirements for the stage of processing.  None of the Assumed Pipeline Loans are registered with an applicable Investor pursuant to an Investor Commitment.

Sellers are the sole owners of, and no other Person has any interest in or rights relating to, each Assumed Pipeline Loan.

2.24.                     Agency Approvals. Each Seller is approved as a seller-servicer, issuer or lender, as applicable, with each Agency as set forth on Section 2.24 of the PHH Disclosure Letter, and is in good standing with each such Agency (including in its capacity as an Investor).

2.25.                     No Other Representations or Warranties.  Except for the representations and warranties made by the PHH Parties in this Article II, none of the PHH Parties, any of their respective Affiliates or any other Person makes any representations or warranties on behalf of the PHH Parties or any of their respective Affiliates.  Except as provided in this Agreement, no PHH Party nor any other Person will have or be subject to any Liability or indemnification obligation to Buyer or any of its Subsidiaries or any other Person resulting from the distribution to Buyer or its Affiliates, or Buyer’s or its Affiliates’ use of, any information related to the Business, including any information, documents, projections, forecasts or other material made available to Buyer or its Affiliates in  the Dataroom or management presentations in expectation of the Transactions.

III.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the PHH Parties, as of the date of this Agreement and as of each applicable Closing Date, as follows:

3.1.                            Organization.  Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or formation and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the ability of Buyer to consummate the Transactions.

3.2.                            Authorization of Transaction.  Buyer has the requisite corporate power to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by Buyer of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions have been duly and validly authorized by Buyer’s board of directors or equivalent governing body, and no other corporate action on the part of Buyer is necessary to authorize the execution, delivery and performance by Buyer of this Agreement or the other Transaction Agreements to which it is a party and the consummation by it of the Transactions.  This Agreement has been, and the other Transaction Agreements to which it is a party will be, duly executed and delivered by Buyer and, assuming due and valid authorization, the execution and delivery of this Agreement and the other Transaction Agreements by the other parties hereto and thereto, is and will (when executed and delivered) be a valid and binding obligation of Buyer enforceable against it in accordance with its terms, subject to the General Enforceability Exceptions.  No vote of the stockholders of Buyer or the holders of any other securities of Buyer (equity or otherwise), is required by any applicable Law or the organizational documents of Buyer in order for Buyer to consummate the Transactions.

3.3.                            Consents and Approvals; No Violations.  (a) The execution, delivery and performance of this Agreement or any other Transaction Agreement to which it is a party by Buyer does not and will not (i) conflict with or violate the organizational documents of Buyer, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iii) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to Buyer or by which any of its properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Buyer is a party or by which its properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Buyer to consummate the Transactions.

(b)                                 The execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party by Buyer and the consummation of the Transactions by Buyer do not and will not require any consent, approval, authorization or permit of, action by, filing with, or notification to, any Governmental Entity, except for (i) the applicable requirements of the Exchange Act and the rules and regulations thereunder (including the filing of the Proxy Statement), (ii) filings required by the applicable state and federal Governmental Entities with regulatory authority over Buyer as described in Section 3.3(b)(ii) of the Buyer Disclosure Letter, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably expected to, individually or in the aggregate, prevent or materially delay or impair the ability of Buyer to consummate the Transactions.

3.4.                            Information in Proxy Statement.  None of the information supplied or to be supplied by Buyer or its Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of PHH or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.5.                            Funding.  (a) At the applicable Closing, Buyer will have available cash sufficient to consummate the Transactions, including the funds necessary to pay the applicable portion of the Purchase Price pursuant to Section 1.5 and all other amounts required to be paid in connection with the consummation of the Transactions and the Transaction Agreements, and to allow Buyer to perform all of its obligations under this Agreement and pay all fees and expenses to be paid by Buyer related to the Transactions.

(b)                                 Buyer acknowledges and agrees that in no event will the receipt or availability of any funds or financing for Buyer be a condition to Buyer’s obligations hereunder or under any of the other Transaction Agreements, including the obligation to consummate the Transactions.

3.6.                            Litigation.  As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of Buyer, threatened in writing against Buyer, and (b) Buyer is not a party or subject to or in default under any Order, except, in the case of clauses (a) and (b), for any such Action or Order which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Buyer to consummate the Transactions.

3.7.                            Brokers’ Fees.  With the exception of fees and expenses payable to Goldman Sachs & Co., which will be GRI’s sole responsibility, none of Buyer or any of its Subsidiaries has employed any other broker, investment banker, financial advisor or other Person who would have a valid claim for a fee or commission from any PHH Party or any of their respective Affiliates in connection with the Transactions.

3.8.                            Buyer’s Acknowledgment.  Buyer acknowledges and agrees that it (i) has had an opportunity to discuss the Business, the Purchased Assets and the Assumed Liabilities with the management of the Business and Sellers, and (ii) has had access to certain books and records of the Business. In connection with any investigation by Buyer of the Business, Buyer has received or may receive from Sellers, and/or their Affiliates and/or other Persons on behalf of Sellers certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications.  Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans.  Accordingly, Buyer acknowledges that neither Sellers nor any of their Affiliates or other Person on behalf of Sellers makes any representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

3.9.                            No Other Representations and Warranties. Except for the representations and warranties made by Buyer in this Article III, none of Buyer, any of its Affiliates or any other Person makes any representations or warranties pursuant to this Agreement on behalf of Buyer or any of its Affiliates.

IV.  COVENANTS

4.1.                            Conduct of Business.  From the date of this Agreement and until the Final Closing or the earlier termination of this Agreement in accordance with its terms, except (a) as expressly required by this Agreement, (b) as set forth on Section 4.1 of the PHH Disclosure Letter, (c) as required by applicable Law, or (d) as consented to in writing by Buyer after the date of this Agreement and prior to the applicable Closing (which consent will not be unreasonably withheld, delayed or conditioned), and provided that, after the First Closing, this Section 4.1 shall only apply with respect to those Purchased Assets and Assumed Liabilities that have not been assigned to or assumed by Buyer, (x) Sellers will use reasonable best efforts to comply with the Existing JV Agreements and conduct the Business in the ordinary course consistent with past practice and preserve intact the Purchased Assets until such Purchased Assets are conveyed, assigned, transferred, delivered to or assumed by Buyer on the applicable Closing Date, and (y) Sellers will not:

(i)                                     except in the ordinary course of business consistent with past practice pursuant to Sellers’ existing credit agreements, warehouse facilities, indentures, securitization facilities and other financing arrangements (including any ordinary course renewals), incur any Indebtedness that would constitute an Assumed Liability;

(ii)                                  sell, lease, transfer or otherwise dispose of any of the Purchased Assets;

(iii)                               create or otherwise incur any Encumbrance on any Purchased Asset other than Permitted Encumbrances;

(iv)                              except as required to comply with applicable Law or required by the terms of any PHH Parties Benefit Plan in effect on the date hereof, (A) adopt, amend or terminate any JV Benefit Plan, (B) except in the ordinary course of business consistent with past practice as described in Section 4.1(iv) of the PHH Disclosure Letter increase the salaries, wage rates, target bonus opportunities, long-term incentive opportunities, equity-based compensation, employee benefits or perquisites of any JV Employee, (C) grant or pay any benefit or amount not required under any PHH Parties Benefit Plan to any JV Employee, (D) grant or pay any severance or other termination pay or increase in any manner the severance or termination pay of any JV Employee, or (E) take any action to accelerate the vesting or payment of any compensation or benefit under any PHH Parties Benefit Plan to any JV Employee;

(v)                                 except in the ordinary course of business consistent with past practice and subject to the terms of this Agreement, hire or transfer any individual to become a JV Employee (provided that Sellers shall provide notice to Buyer of any such hire or transfer, even if in the ordinary course of business);

(vi)                              except for terminations of employment for bona fide cause, terminate the employment of any JV Employee;

(vii)                           solely with respect to the JV Employees, (A) enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any JV Employees;

(viii)                        except as necessary to comply with applicable Laws, Applicable Requirements, Applicable Pipeline Requirements or this Agreement, make any material changes in Sellers’ policies or practices with respect to the origination or sale of Mortgage Loans;

(ix)                              settle, or offer, agree or propose to settle, or consent to judgment in, any material Action with any Person or Governmental Entity involving the Business if such settlement would in any way bind Buyer or its Affiliates or would have a material adverse effect on the Business or the Purchased Assets or result in any Assumed Liability;

(x)                                 fail to maintain all existing Material Permits necessary to operate the Business;

(xi)                              amend or modify, in a manner adverse to any Seller, or take action to terminate, any Assigned Contract; or

(xii)                           agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (xii).

4.2.                            Competing Proposals.  (a) The PHH Parties will, and will direct each of their respective Subsidiaries and Representatives to, cease any discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal.  From the date of this Agreement and until the Final Closing, or the earlier termination of this Agreement in accordance with its terms, the PHH Parties will, and will direct each of its Subsidiaries and Representatives to, not (i) directly or indirectly through another Person solicit, initiate or knowingly encourage any inquiries, proposals or offers from any Person (other than Buyer and its Affiliates) regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal, (iii) enter into any letter of intent or any other Contract providing for a Competing Proposal, or (iv) agree or resolve to take, any of the actions prohibited by clauses (i) — (iv) of this sentence.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to obtaining the Stockholder Approval, PHH or any of its Subsidiaries or Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons, which Competing Proposal did not result from any material breach of this Section 4.2, (i) PHH and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof, and (ii) if the PHH Board or a duly constituted and authorized committee thereof determines, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then PHH and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Sellers and its Subsidiaries and the Business to the Person or group of Persons who has made such Competing Proposal (provided that PHH will promptly (and in any event within 24 hours) cause to be provided to Buyer any written material non-public information concerning any Seller or the Business that is provided to any Person given such access which was not previously provided to Buyer or its Representatives), and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c)                                  PHH will keep Buyer reasonably informed of the status and any material developments, discussions or negotiations regarding any Competing Proposal on a prompt basis (and in any event within 24 hours).  The PHH Parties agree and shall cause their Subsidiaries to agree not to enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the PHH Parties from providing any information to Buyer in accordance with this Section 4.2.

(d)                                 Except as expressly permitted by this Section 4.2(d) or Section 4.2(f), from the date of this Agreement and until the First Closing Effective Time or the earlier termination of this Agreement in accordance with its terms, the PHH Board will not (i) (A) fail to include the PHH Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Buyer, the PHH Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes a Competing Proposal other than a recommendation against such offer or a “stop, look and listen” communication or other public disclosure that the PHH Board determines, after consultation with its outside legal counsel , is required to be disclosed by Law (provided that the PHH Board may refrain from taking a position with respect to any such tender or exchange offer until the close of business as of the tenth Business Day after the commencement of the offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an adverse modification), or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to the stockholders of PHH, a Competing Proposal (the actions described in this clause (i) being referred to as an “Acquisition Recommendation Change”), or (ii) authorize, cause or permit PHH or any of its Subsidiaries to enter into any letter of intent or other Contract with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”).

(e)                                  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the PHH Board may, in response to a Competing Proposal, make an Acquisition Recommendation Change, enter into an Acquisition Agreement or take any action otherwise prohibited by this Section 4.2 if the PHH Board or a duly constituted and authorized committee thereof has determined in good faith that (1) after consultation with its outside legal counsel, the failure to do so could be inconsistent with the PHH Board’s fiduciary duties under applicable Law and (2) after consultation with its outside legal counsel and financial advisors, such Competing Proposal constitutes a Superior Proposal; provided, however, that (A) PHH has given Buyer at least four Business Days prior written notice of its intention to effect an Acquisition Recommendation Change or enter into an Acquisition Agreement, specifying, in reasonable detail, the reasons therefor and all material information with respect thereto (including in relation to all material developments related thereto), (B) PHH has negotiated, and has caused its Representatives to negotiate, in good faith with Buyer during such notice period, to the extent Buyer wishes to negotiate, to enable Buyer to propose in writing an offer binding on Buyer to effect revisions to the terms of this Agreement such that the PHH Board would be able to determine in good faith, after consultation with its outside legal counsel, that the failure of the PHH Board to make an Acquisition Recommendation Change or enter into an Acquisition Agreement would not be inconsistent with its fiduciary duties under applicable Law, (C) following the end of such notice period, the PHH Board or a duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect, and (D) in the event of any material change to the material terms of such Superior Proposal (including any change in price), PHH shall, in each case, have delivered to Buyer an additional notice consistent with that described in clause (A) above and the notice period will have recommenced, except that the notice period will be at least two Business Days (rather than the four Business Days otherwise contemplated by clause (A) above). Notwithstanding anything to the contrary herein, nothing herein shall obligate Realogy or its Affiliates to enter into a joint venture, directly or indirectly, with any third party, and Realogy and its Affiliates shall retain all of their existing consent and other rights under the Existing JV Agreements.

(f)                                   Notwithstanding anything to the contrary herein, prior to the time the Stockholder Approval is obtained, the PHH Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Buyer, the PHH Recommendation (“Change of Recommendation”) if the PHH Board or a duly constituted and authorized committee thereof has determined, after consultation with its outside legal counsel, that failure to take such action could be inconsistent with the PHH Board’s fiduciary duties under applicable Law; provided, however, that such action may only be in response to an Intervening Event and not in response to a Competing Proposal or a Superior Proposal (which is governed by Section 4.2(d)) and prior to taking such action, (i) the PHH Board shall have given Buyer at least four Business Days’ prior written notice of its intention to take such action and a description of the reasons for the Change of Recommendation, (ii) PHH shall have negotiated, and has caused its Representatives to negotiate, in good faith with Buyer during such notice period after giving any such notice, to the extent Buyer wishes to negotiate, to enable Buyer to propose in writing an offer binding on Buyer to effect revisions to the terms of this Agreement in such a manner that would obviate the need for making such Change of Recommendation, and (iii) at the end of such notice period, the PHH Board or a duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Change of Recommendation could be inconsistent with the PHH Board’s fiduciary duties under applicable Law.

(g)                                  Nothing contained in this Section 4.2 or in Section 4.5 will prohibit PHH or the PHH Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to PHH’s stockholders if, in the PHH Board’s determination after consultation with outside legal counsel, the failure so to disclose could be inconsistent with its or PHH’s obligations under applicable Law, provided that any such disclosure (other than a “stop, look and listen” communication or other similar communication of the type contemplated by Rule 14e-2(a) or Rule 14d-9(f) under the Exchange Act, or an express rejection of the Competing Proposal or a reaffirmation of the PHH Recommendation) shall be deemed to be an Acquisition Recommendation Change if the PHH Board fails to expressly and publicly reaffirm the PHH Recommendation within five Business Days following any written request by Buyer in response to such PHH Party disclosure (it being agreed that Buyer may only make one request with respect to any single such disclosure); provided that, in the event that a third party commences a tender offer or exchange offer, the PHH Board shall have at least 10 Business Days from the date of commencement of the offer to expressly and publicly reaffirm the PHH Recommendation.

4.3.                            Preparation of Proxy Statement. (a) PHH will use its reasonable best efforts to prepare and file the Proxy Statement with the SEC as promptly as practicable after, and in any event on or prior to March 28, 2017.  PHH will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as promptly as practicable after the Proxy Statement is cleared by the SEC.  Subject to Section 4.2, the Proxy Statement will contain the PHH Recommendation and PHH will use reasonable best efforts to obtain the Stockholder Approval.

(b)                                 Each of the Parties will provide for inclusion or incorporation by reference in the Proxy Statement all required information relating to such Party or its Affiliates. Buyer and its counsel will be given the reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC.  PHH will provide Buyer and its counsel, in writing, any material comments or other material communications, whether written or oral, that PHH or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments, and PHH shall consider any of Buyer’s or its counsel’s comments in good faith.  PHH will respond as promptly as practicable to any such comments from the SEC or its staff. Any references to Buyer or its Affiliates in the Proxy Statement shall be subject to Buyer’s approval (not to be unreasonably withheld or delayed).  Without limiting the generality of the foregoing, Buyer will use commercially reasonable efforts to otherwise cooperate with PHH in connection with the preparation and filing of the Proxy Statement and the response to any comments. In any event, the Proxy Statement shall include a statement that nothing in this Agreement shall obligate Realogy or its Affiliates to enter into a joint venture, directly or indirectly, with any third party, and that Realogy and its Affiliates shall retain all of their existing consent and other rights under the Existing JV Agreements.

(c)                                  Each of PHH and Buyer will promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any material information that will become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading.  PHH will cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable Law.

4.4.                            Stockholders Meeting.  PHH will, as soon as reasonably practicable following the SEC’s clearance of the Proxy Statement, use reasonable best efforts in accordance with applicable Law, its constituent documents and the rules of the NYSE to duly call, give notice of, convene and hold a special meeting of PHH’s stockholders (including any adjournment or postponement thereof, the “Special Meeting”) for the purpose of considering and taking action upon the adoption of this Agreement.  Unless the PHH Board has made an Acquisition Recommendation Change or Change of Recommendation, PHH will use its reasonable best efforts to solicit the approval by its stockholders of the Transactions.  PHH in its sole discretion may adjourn or postpone the Special Meeting (a) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of PHH within a reasonable amount of time in advance of the Special Meeting, (b) if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting, or (c) to solicit additional proxies if necessary to obtain the Stockholder Approval, provided that no such adjournment under clauses (a)-(c) above shall be for more than 20 days without Buyer’s consent.

4.5.                            Publicity. The initial press release or portion thereof to the extent pertaining to this Agreement and the Transactions will be substantially in the form previously agreed by the Parties and thereafter none of the Parties or any of their respective Affiliates will issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other Party (being Buyer, in the case of the PHH Parties, and PHH in the case of Buyer) and giving the other Party the opportunity to review and comment on such press release or other announcement; provided, however, that no prior consultation with, review by or consent from any Party will be required with respect to any press release or other public statement or portions thereof to the extent relating to the plans, expectations or prospects of such Party or its Affiliates following the consummation of the Transactions; provided, further, that this Section 4.5 will not apply to any release or public statement (a) made or proposed to be made by PHH in connection with a Competing Proposal, any Acquisition Recommendation Change or Change of Recommendation, or any action taken pursuant thereto, (b) made or proposed to be made in connection with any dispute between the Parties regarding this Agreement or the Transactions, or (c) as a Party determines to be required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity.

4.6.                            Confidentiality. (a) Except as otherwise permitted under Section 4.5, each of the Parties and their respective Representatives will treat all nonpublic information relating to the other Party, obtained in connection with this Agreement and the Transactions as confidential in accordance with the terms of any applicable confidentiality agreement between the Parties or any of their respective Affiliates (including under the Existing JV Agreements).  If this Agreement is, for any reason, terminated, any such confidentiality agreements or obligations will continue in full force and effect as provided in Section 6.2 hereof in accordance with its terms.

(b)                                 From and after the First Closing, Buyer will, and will cause its Affiliates to, keep confidential and not use for any purpose (other than consummating the Transactions) all nonpublic information (other than such information included in or related to the Purchased Assets) regarding PHH or its Affiliates of which such Buyer or its Affiliates and Representatives may be aware.

(c)                                  From and after the First Closing, the PHH Parties will and will cause their Affiliates to, keep confidential and not use for any purpose all nonpublic information regarding the Purchased Assets transferred to Buyer.

4.7.                            Access to Information. (a) The PHH Parties will use reasonable best efforts to cause their Representatives to afford Representatives of Buyer reasonable access during normal business hours to the officers, directors, employees, agents, properties, offices and other facilities of the PHH Parties and their Subsidiaries, and their books and records, in each case solely with respect to the Business or the Purchased Assets, and will furnish Buyer with such financial, operating and other data and information relating to the Business or the Purchased Assets as Buyer may reasonably request; provided, that such access will solely relate to the Business and will only be granted upon the written request of Buyer submitted reasonably in advance, will not unreasonably disrupt personnel, operations, events and properties of the PHH Parties or their Subsidiaries, and will be at Buyer’s expense. Without limiting the generality of the foregoing, the PHH Parties shall furnish to Buyer, at the PHH Parties’ expense, audited financial statements for Sellers as of and for the year ended December 31, 2016 (the “2016 Financial Statements”) as soon as such audited financial statements are available to the PHH Parties, and in any event by April 15, 2017.  Buyer acknowledges and agrees that any contact or communication by Buyer and its Affiliates and Representatives with officers, employees or agents of the PHH Parties and their Subsidiaries hereunder will be arranged and supervised by Representatives of the PHH Parties, unless the PHH Parties otherwise expressly consent with respect to any specific contact and the Parties shall work together to develop internal and/or external joint communications plans with respect to contact or communication with such officers, employees or agents.  Notwithstanding anything to the contrary set forth in this Agreement, no PHH Party nor any of its Affiliates will be required to disclose to Buyer or any of its Affiliates or Representatives any (i) information (A) relating to any sale or divestiture process conducted by PHH or its Affiliates (including with respect to Sellers or the Business) or PHH’s or its Affiliates’ (or their Representatives’) evaluation of the PHH Parties or the Business in connection therewith, including projections, financial or other information relating thereto, (B) if doing so could violate any Contract or Law to which PHH or any of its Affiliates is a party or is subject or which it believes in good faith would result in a loss of the ability to successfully assert a claim of privilege (including attorney-client and work product privileges), provided that the PHH Parties shall use their reasonable best efforts to provide such information in a manner that does not violate any such Contract or Law or result in the loss of privilege, or (C) any litigation in which PHH or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties, or (ii) consolidated, combined, unitary or similar Tax Return of which PHH or any of its Affiliates (other than Sellers and their Subsidiaries) is the common parent or any other information relating to Taxes or Tax Returns other than information relating solely to Sellers and their Subsidiaries.  Prior to the First Closing, Buyer will not (and will cause its respective Affiliates and Representatives not to) use any information obtained pursuant to this Section 4.7(a) for any purpose unrelated to the Transactions.

(b)                                 Each Party will, and will cause its Subsidiaries to, retain the books, records, documents, instruments, accounts, correspondence, writings, evidence of title and other papers relating to the other Party and its Subsidiaries and the Business in their possession for at least seven years following the Final Closing Date or such longer period as may be required by Law or applicable Order.  After the Final Closing Date, upon reasonable written notice, each Party will use commercially reasonable efforts to furnish or cause to be furnished to the other Parties and their Representatives access, during normal business hours, to such information and assistance relating to the Business or such other Parties and its Subsidiaries as is necessary for any reasonable business purpose, including insurance matters, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action.  Each Party will reimburse the other Party for reasonable out-of-pocket costs and expenses incurred in assisting such Party pursuant to this Section 4.7(b).

4.8.                            Reasonable Best Efforts; Further Assurances. (a) Prior to each applicable Closing, each of the Parties will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions will include furnishing all information in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by any Party or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement or any of the other Transaction Agreements, (iv) taking all reasonable actions necessary to obtain applicable consents, waivers or approvals of any third parties, including with respect to Assigned Contracts, (v) defending any Actions, whether judicial or administrative, challenging this Agreement or any of the other Transaction Agreements or the performance of the obligations hereunder or thereunder, and (vi) the execution and delivery of any additional instruments, documents and reports necessary to consummate the Transactions (including the delivery by the PHH Parties to Buyer prior to each Closing (x) updated Pipeline Reports and (y) Updated PHH Disclosure Letter) and to fully carry out the purposes of this Agreement and the other Transaction Agreements.  Subject to Section 4.2, each Party will use all reasonable best efforts to fulfill all conditions precedent to the Closing and will not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, authorization, Order or approval of, or exemption by, any Governmental Entity necessary to be obtained prior to Closing.  Notwithstanding anything to the contrary in this Agreement, in no event will any Party or any of their Affiliates be required to make any payments, incur any Liability or offer or grant any accommodation (financial or otherwise) to any Governmental Entity or any other Person in connection with actions contemplated by this Section 4.8. Nothing in this Section 4.8 shall apply to the obligations of Buyer to apply for any filings and approvals pursuant to the JV Purchase Agreement.

(b)                                 Prior to the applicable Closing, each Party will promptly consult with the other Parties with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Parties (or their respective counsel) copies of), all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions.  Each Party will promptly inform the other Parties of any material communication from any Governmental Entity regarding any of the Transactions.  If any Party or its Representative receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request. Except for the obligations provided under Section 4.9, nothing herein shall require Buyer or its Affiliates to provide any information regarding their communications with any Governmental Entities with respect to Buyer’s obtaining of any Licensing Approvals.

(c)                                  Each of the Parties will use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for information or documentation and to respond, as promptly as practicable, to all inquiries and requests received from any state Attorney General or other Governmental Entity in connection with Antitrust Laws.  Each of the Parties will permit counsel for the other Parties reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any

Governmental Entity.  Each of the Parties agrees not to (i) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the pending Transactions unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate, or (ii) enter into any Contract with any Governmental Entity not to consummate the Transactions without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed).

(d)                                 Each of the Parties will use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any applicable Law or otherwise seeking to prevent or interfere with the consummation of the Transactions, each of the Parties will cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts the consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.  Nothing herein shall require any Party to offer to make any payments or commitment or to divest, sell, dispose of, or hold separate any assets.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 4.8 will limit the right of any Party hereto to terminate this Agreement pursuant to Section 6.1, so long as such Party hereto has, up to the time of termination, complied with its obligations under this Section 4.8.

(e)                                  After each applicable Closing, and for no further consideration, Sellers and Buyer shall, and shall cause their Affiliates to, execute, acknowledge and deliver such agreements, instruments or deeds, and take such other actions as may reasonably be requested to more effectively convey to, transfer to or vest in Buyer the Purchased Assets or assumption by Buyer of the Assumed Liabilities as contemplated by this Agreement to be transferred or assumed at the applicable Closing, including (i) transferring back to Sellers any asset which is not a Purchased Asset, and (ii) transferring to Buyer any Purchased Asset or Assumed Liability contemplated by this Agreement to be transferred to Buyer at the applicable Closing which was not so transferred at the applicable Closing.  In the event any Seller’s assets that were not identified as being material to the operation of the Business in Buyer’s due diligence but subsequently discovered by Buyer following the applicable Closing as being material for the operation of the Business, Buyer and PHH will discuss with each other and, if Buyer requests, the PHH Parties shall transfer such assets to Buyer for no further consideration; provided, however, that Buyer acknowledges and agrees that, from and after the Final Closing, the PHH Parties shall be under no obligation to preserve any Excluded Asset (with respect to such Closing), and indeed are entitled to sell or otherwise dispose (for any or no consideration) of any Excluded Asset without incurring any Liability to Buyer.

4.9.                            Licenses.  Buyer will use reasonable best efforts to (a) make all regulatory, d/b/a, fictitious name and similar filings and seek to obtain all Licenses as will be necessary for Buyer to conduct its loan origination, loan sales and related operations (“Licensing Approvals”), in accordance with the schedule attached as Schedule 4.9(a) hereto and (b) make filings and seek to obtain all permits, authorizations and licenses from Investors as will be necessary for Buyer to conduct its loan origination, loan sales and related operations following the First Closing (“Investor Approvals”), in accordance with the schedule attached as Schedule 4.9(b) hereto, which schedule may be updated by Buyer from time to time, subject to the approval of Sellers, which shall not be unreasonably withheld, delayed or conditioned.  Buyer will be responsible for all filing fees and other costs and expenses (including attorney’s fees) relating to the Licensing Approvals and Investor Approvals.  Buyer will keep Sellers reasonably informed of the status of the Licensing Approvals and Investor Approvals (in any event no less than on a monthly basis and more frequently as reasonably requested by Sellers), and will promptly notify Sellers of any material development, including any refusal or material objection by any Governmental Entity or Investor to grant the required approval and any material condition imposed or requested by Governmental Entity or Investor in connection with the approvals. At least twenty (20) days prior to the First Closing and at least fifteen (15) days prior to each Subsequent Closing, with respect to the anticipated Transferred Branches, Buyer will provide written confirmation to Sellers that Buyer has received reasonable assurances from the relevant state licensing authorities that such Governmental Entities shall issue the applicable branch office licenses upon surrender by the applicable Seller of its branch office license for such locations as of the related Closing.

4.10.                     Insurance Matters.  Buyer acknowledges that except for those policies set forth on Section 4.10 of the PHH Disclosure Letter, the policies and insurance coverage maintained on behalf of the entities comprising the Business are part of the corporate insurance program maintained by the PHH Parties and their Affiliates (such policies, the “Corporate Policies”), and such coverage will not be available or transferred to Buyer or its Affiliates.  In furtherance and not in limitation of the foregoing, Buyer agrees and agrees to cause its Affiliates not to bring any claim for recovery under any of the Corporate Policies, whether or not such Person may be so entitled in accordance with the terms of such Corporate Policies.  It is understood that the PHH Parties will be free at their discretion at any time to cancel or not renew any of the Corporate Policies.

4.11.                     Employment Matters.

(a)                                 Employee Offers.  The PHH Parties and Buyer will implement the provisions set forth on Section 4.11(a) of the PHH Disclosure Letter.

(b)                                 Compensation and Benefits.

(i)                                     Non-Loan Processors.  For a period of 12 months following each Transferred Employee’s applicable Closing Date or later hire date, except as may be agreed between Buyer and the applicable Transferred

Employee, Buyer will provide, or will cause to be provided, to each such Transferred Employee who is not a loan processor (A) an annual base salary or wage rate that is no less than that provided to such Transferred Employee immediately before such Transferred Employee’s applicable Closing Date or later hire date, (B) cash compensation opportunities that are no less favorable in the aggregate than the cash compensation opportunities of the types described in Section 4.11(b)(i) of the PHH Disclosure Letter provided to each such Transferred Employee immediately before such Transferred Employee’s applicable Closing Date or later hire date, including, if applicable, an opportunity to participate in commission plans and volume-driven incentive plans on substantially the same terms (including payout rates) as those provided to each such Transferred Employee immediately before such Transferred Employee’s applicable Closing Date or later hire date, and (C) benefits that are, in the aggregate, no less favorable than the benefits provided to similarly situated employees of Buyer immediately prior to the First Closing Date.

(ii)                                  Loan Processors.  For a period of 12 months following each Transferred Employee’s applicable Closing Date or later hire date, except as may be agreed between Buyer and the applicable Transferred Employee, Buyer will provide, or will cause to be provided, to each such Transferred Employee who is a loan processor (A) an annual base salary or wage rate that is no less than that provided to such Transferred Employee immediately before such Transferred Employee’s applicable Closing Date or later hire date, (B) cash compensation opportunities that are no less favorable in the aggregate than the greater of (1) the cash compensation opportunities of the types described in Section 4.11(b)(i) of the PHH Disclosure Letter, if applicable, provided to such Transferred Employee immediately before such Transferred Employee’s applicable Closing Date or later hire date or (2) the cash compensation opportunities provided to similarly situated employees of Buyer (and Buyer will pay, or will cause to be paid, any true-up payments representing the difference between (1) and (2) to such Transferred Employee within 30 days after the end of each applicable earnings or performance period), and (C) benefits that are, in the aggregate, no less favorable than the benefits provided to similarly situated employees of Buyer immediately prior to the First Closing Date.

(iii)                               Severance.  If Buyer or its Affiliates eliminate the job position of a Transferred Employee during the 12 month period following the Transferred Employee’s applicable Closing Date or later hire date, the Transferred Employee shall receive (A) the severance amount as calculated pursuant to Buyer and its Affiliates’ applicable severance policy (the “Buyer Severance Amount”) and (B) 50% of the excess, if any, of the severance amount as calculated pursuant to the applicable PHH Parties Benefit Plan over the Buyer Severance Amount; provided that Sellers shall be responsible for and pay the Transferred Employee the severance payable pursuant to the foregoing clause (B) (the “PHH Post-Closing Severance”).

(iv)                              Service Credit and Pre-Existing Conditions.  For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan or retiree medical plan sponsored by Buyer or its Affiliates) under the applicable employee benefit plans of Buyer and its Affiliates providing benefits to any Transferred Employees after the applicable Effective Time (including Buyer and its Affiliates’ applicable severance policy) (the “New Plans”), each Transferred Employee will be credited with his or her years of service with the Business, Sellers or any of their current or former Affiliates before the applicable Closing Date, to the same extent as such Transferred Employee was entitled, before the applicable Closing Date, to credit for such service under any comparable PHH Parties Benefit Plan (and to the extent there is not a comparable PHH Parties Benefit Plan, the period of service that such Transferred Employee had as an eligible participant in any Seller’s 401(k) plan or PHH’s 401(k) plan, as applicable); provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, (i) each Transferred Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a PHH Parties Benefit Plan in which such Transferred Employee participated immediately before the applicable Closing Date (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing welfare benefits to any Transferred Employee, Buyer will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Transferred Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plans, and Buyer will cause any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                                  Employee Liabilities.  Effective as of the date following the applicable Closing Date or later hire date, all Transferred Employees shall cease to participate in and accrue benefits under the PHH Parties Benefit Plans and Sellers and their Affiliates shall retain all Liabilities under such PHH Parties Benefit Plans.  In addition, Sellers and their Affiliates shall be responsible for (i) any and all Liabilities arising on and prior to the applicable Closing Date or later hire date with respect to the JV Employees’ employment or termination of employment, including any statutory and non-statutory severance obligations, and any other termination payment obligations owed to the JV Employees arising or accruing on or prior to the applicable Closing Date whether pursuant to an agreement, plan, practice or policy, or applicable Law (including with respect to the JV Employees who do not become Transferred Employees), (ii) any vacation pay and paid time off arising or accruing on or prior to the applicable Closing Date or later hire date, and (iii) the PHH Post-Closing Severance.  Except for the PHH

Post-Closing Severance or any other Liabilities under the PHH Parties Benefit Plans, Buyer and its relevant Affiliates shall be responsible for any and all Liabilities arising after the applicable Closing Date or later hire date with respect to the Transferred Employees’ employment or termination of employment.

(d)                                 Welfare Plans.  As of each applicable Closing Date, each applicable Transferred Employee shall cease participation in the health and welfare benefit plans of Sellers and their Affiliates (each, a “Seller Welfare Plan”) and following the applicable Closing Date, each Transferred Employee shall commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer and its Affiliates.  Sellers and their Affiliates shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Transferred Employees and their beneficiaries and dependents on or prior to the applicable Closing Date.  The benefits in respect of all welfare plan claims incurred by Transferred Employees after the applicable Closing Date shall be provided by Buyer and its Affiliates.  For purposes of this Section 4.11(d), the following claims shall be deemed to be incurred as follows: (a) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits, and (b) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies.

(e)                                  Workers’ Compensation.  Buyer (or its Subsidiaries) shall be responsible for providing benefits in respect of all claims for benefits in respect of workers’ compensation and any comparable Liabilities that are based upon Transferred Employees’ injuries or illnesses that arise after the applicable Closing Date.  Sellers (or their Subsidiaries) shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable Liabilities that are based upon Transferred Employees’ injuries or illnesses that arise on or prior to the applicable Closing Date.

(f)                                   WARN.  On or before the applicable Closing Date, Sellers shall provide the headcount by site of employment reflecting any and all JV Employees who have experienced, or will experience, an employment loss or layoff as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff (the “WARN Act”) within ninety (90) days prior to the applicable Closing Date.  Sellers shall update this list up to and including the applicable Closing Date.  Sellers and their relevant Affiliates shall be responsible for any WARN Act Liabilities, arising (i) up to and including the applicable Closing Date, and (ii) at any time as a result of inaccurate information provided by Sellers under this Section 4.11(f).  Buyer and its Affiliates shall be responsible for any WARN Act Liabilities to the extent not related to the receipt of inaccurate information from Sellers under this Section 4.11(f), arising (x) after the applicable Closing Date with respect to the Transferred Employees, or (y) at any time as a result of the terms of Buyer’s offer of employment to a JV Employee which are not in compliance with the requirements of Section 4.11(a), each except as otherwise provided in this Section 4.11(f).

(g)                                  COBRA.  Following the applicable Closing Date, (i) Buyer shall, or shall cause its Affiliates to, be responsible for all obligations to provide continuation health care coverage under the New Plans in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) to all Transferred Employees and their qualified beneficiaries to the extent required by applicable Law and (ii) Sellers shall, or shall cause their Affiliates to, be responsible for all obligations to provide continuation of health care coverage under the PHH Benefit Plans in accordance with COBRA to all JV Employees who do not become Transferred Employees, and their qualified beneficiaries, to the extent required by applicable Law.

(h)                                 401(k) Plan.  Effective as of the applicable Closing Date, and subject to applicable Law and plan requirements, Transferred Employees will be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (excluding promissory notes evidencing all outstanding participant loans) under the applicable PHH Parties Benefit Plan to one or more defined contribution plans that will be sponsored by Buyer or any of its Affiliates.

(i)                                     Cooperation.

(i)                                     After the applicable Closing Date, to the extent permitted by Law, Buyer will, and will cause its Affiliates to, reasonably cooperate with Sellers to provide such information regarding the Transferred Employees on an ongoing basis as may be reasonably necessary to facilitate determinations of eligibility for, and payments of benefits to, the Transferred Employees under any applicable PHH Parties Benefit Plan that continues to be maintained by Sellers or their Affiliates, including providing the PHH Parties with information regarding any job eliminations that occur with respect to any Transferred Employee pursuant to Section 4.11(b)(i) within 5 Business Days of any such job elimination, for purposes of providing the PHH Post-Closing Severance.  Buyer will consider good faith requests from Sellers to permit Transferred Employees to provide such assistance to Sellers as may be reasonably required in respect of claims against any Seller or its Affiliates, whether asserted or threatened, to the extent that, in Seller’s reasonable opinion, (A) a Transferred Employee has knowledge of relevant facts or issues, or (B) a Transferred Employee’s assistance is reasonably necessary in respect of any such claim.  With respect to any events or circumstances pertaining to any Transferred Employee who is eligible for coverage or payment under any insurance policy or indemnification Contract transferred to Buyer or its Affiliates in connection with the Transactions, Buyer will reasonably cooperate with Sellers, and take commercially reasonable actions to assist Sellers in submitting insurance and indemnification claims, with respect to any such matter.

(ii)                                  As of the date of this Agreement, to the extent permitted by Law, Sellers will, and will cause its Affiliates to, reasonably cooperate with Buyer to provide any current or historical information regarding the JV Employees on an ongoing basis as may be reasonably necessary to facilitate this Section 4.11.

(j)                                    No Right to Continued Employment. (i) Any employment offered to JV Employees by Buyer will be “at will” and such employment, once commenced, may be terminated by Buyer at any time for any reason or no reason and (ii) nothing in this Agreement shall be deemed to prevent or restrict in any way the right of a Buyer to terminate or change the position of any Transferred Employee after the applicable Closing or to amend, terminate or otherwise modify any Buyer Benefit Plan following the applicable Closing Date.

(k)                                 No Third Party Beneficiaries.  Nothing in this Section 4.11 will create any third party beneficiary right in any Person (other than the parties to this Agreement), including any Transferred Employee, any participant in any PHH Parties Benefit Plan or any plan or arrangement maintained or sponsored by Buyer of any of its Affiliates, or any dependent or beneficiary thereof, or any right to continued employment with Buyer, any Seller or any of their respective Affiliates.  Nothing in this Section 4.11 will constitute an amendment to any PHH Parties Benefit Plan, any plan or arrangement maintained or sponsored by Buyer or any of its Affiliates or any other plan or arrangement covering any Transferred Employees.

4.12.                     Intellectual Property Matters.  Following the Final Closing Date, Buyer will, as soon as practicable, but in no event later than 120 days following the Final Closing Date, cease to (a) make any use of any names or Trademarks that include the terms (i) “PHH “ or “PHH Corporation,” or any other Trademark used by any Seller or any of its Affiliates (including any Persons that have ceased to be Subsidiaries of any Seller), including those material families of Trademarks set forth on Section 4.12 of the PHH Disclosure Letter, and (ii) any names or Trademarks related thereto or containing or comprising the foregoing, including all contractions, abbreviations, derivations, translations or transliterations of these names and Trademarks or any names or Trademarks confusingly similar thereto, or likely to be confusingly similar thereto, or dilutive thereof (the “Marks”), and (b) hold themselves out as having any affiliation or association with the PHH Parties or any of its current or former Affiliates, provided, however, that PHH Parties hereby grant a limited, non-sublicenseable, non-transferable, fully paid-up, worldwide, royalty-free license to Buyer for the use of such Marks until the earlier of (x) the date on which Buyer has ceased use of such Marks or (y) the date that is 120 days following the Final Closing Date.  In furtherance thereof, as soon as practicable but in no event later than 120 days following the Final Closing Date, Buyer will remove, strike over or otherwise obliterate all Marks from all Purchased Assets, including any vehicles, business cards, schedules, stationery, packaging materials, promotional materials, manuals, forms, websites, email, computer software and other materials and systems.  Any temporary use by Buyer of any of the Marks as permitted in this Section 4.12, from and after the Final Closing, is subject to its compliance with the quality control requirements and guidelines in effect for the Marks as of the Final Closing Date.  Notwithstanding anything to the contrary in this Section 4.12 from and after the Closing, Buyer will not, and will cause each of its Affiliates not to, make statements or disseminate information suggesting that Buyer or any of its Affiliates are affiliated with the PHH Parties with respect to the Business.

4.13.                     Tax Matters.  (a) Notwithstanding anything in this Agreement to the contrary, 50% of all Transfer Taxes shall be borne by Sellers and 50% shall be borne by Buyer.  Buyer will prepare and timely file (or cause to be prepared and timely filed) when due all Tax Returns required to be filed in respect of Transfer Taxes and remit (or cause to be remitted) to the applicable taxing authorities the Transfer Taxes shown to be due in respect of such Tax Returns, and will provide Sellers proof of such payment.  Sellers will reimburse Buyer 50% of the amount of any such Transfer Tax within thirty (30) days of Buyer’s written demand therefor.  Sellers will cooperate with Buyer as reasonably requested with respect to the preparation and filing of such Tax Returns.

(b)                                 Sellers will prepare and timely file (or cause to be prepared and timely filed) all non-income Tax Returns that are required to be filed by or with respect to the Purchased Assets for a Pre-Closing Tax Period or for a Straddle Period and that are due after the applicable Closing Date (taking into account all extensions properly obtained).  Sellers will remit or cause to be remitted to the applicable taxing authorities all Taxes shown to be due in respect of such Tax Returns.  Any such Tax Return shall (x) be prepared in a manner consistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns, and (y) be provided to Buyer not later 30 days prior to the due date for filing such Tax Returns (taking into account all extensions properly obtained), or if such due date is less than 30 days prior to the applicable Closing Date, as soon as practicable after the applicable Closing Date, for review, comment and approval by Buyer.  Each such Tax Return shall be filed as so approved by Buyer.  Within 15 days of receipt by Buyer of written notice from Sellers of the payment of Taxes shown as due on any such Tax Return, Buyer will reimburse Sellers for the amount of any such Taxes allocable to the portion of the Straddle Period beginning after the applicable Closing Date.  Within 15 days of realization by Buyer of any refund of or credit against Taxes shown to be due on any Tax Return, Buyer will pay to Sellers the amount of any such refund or credit for the Pre-Closing Tax Period or allocable to the portion of the Straddle Period ending on and including the applicable Closing Date, as applicable.  Within 15 days of the filing of any such Tax Return, to the extent that the Taxes paid by Sellers prior to the applicable Closing Date for such Pre-Closing Tax Period or Straddle Period, as applicable, exceed the amount of such Taxes for the Pre-Closing Tax Period or allocable to the portion of the Straddle Period ending on and including the applicable Closing Date, as applicable, Buyer will pay the amount of such excess to Sellers.

(c)                                  For purposes of allocating responsibility for Taxes payable with respect to a Straddle Period, Taxes relating to the Purchased Assets shall be allocated to the portions of any such Straddle Period before and after the applicable Closing Date (i) in the case of property or other similar periodic Taxes, on the basis of a fraction, the numerator of which is the number of days in the applicable portion of such Straddle Period, and the denominator of which is the number of days in such Straddle Period, and (ii) in the case of sales or other similar Taxes assessed on a transactional basis, on the basis of an interim closing of the books as of the end of the applicable Closing Date.

(d)                                 Neither Buyer nor any of its Affiliates will amend, refile or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return relating in whole or in part to the Purchased Assets with respect to any Pre-Closing Tax Period or any Straddle Period, in each case without the prior written consent of Sellers, which consent will not be unreasonably withheld, delayed or conditioned.

(e)                                  The Parties and RSV and their respective Affiliates agree to treat, for U.S. federal (and applicable U.S. state and local) income tax purposes, (i) the Asset Sales and the Transactions, together, as sales of partnership interests from PHHBPC to GRI (and not as sales of the assets of HL), resulting in a technical termination of HL and a close of the partnership taxable year of HL on the Closing Date (as defined in the JV Purchase Agreement) pursuant to Section 708(b)(1)(B) of the Code and (ii) any cash distributions by HL to RSV in connection with the Transactions as distributions by a partnership to a partner described in Section 731 of the Code. The Parties and RSV and their respective Affiliates shall cooperate as reasonably requested by each other with respect to the reporting of the position set forth in this Section 4.13(e).

(f)                                   None of the Parties, RSV or their respective Affiliates will, in each case except as required by applicable Law, (i) file any Tax Return on a basis inconsistent with the tax treatment described in Section 4.13(e) or (ii) take any position in any Tax audit or proceeding inconsistent with the tax treatment described in Section 4.13(e).

(g)                                  References to “Seller” in this Section 4.13 will include, as applicable, any successor of any Seller.

4.14.                     Privileged Communications.  As to all communications among the PHH Parties, their Affiliates and their respective counsel (including Jones Day, DLA Piper LLP (US), Latham and Watkins and the in-house counsel of the PHH Parties and/or their Affiliates) that relate in any way to this Agreement or the Transactions or to any Excluded Assets or Retained Liabilities (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence belongs to the PHH Parties and may be controlled by PHH and will not pass to or be claimed by Buyer or any of its Affiliates.  The Privileged Communications are the property of the PHH Parties, and from and after the Closing none of Buyer, any Affiliate of Buyer or any Person purporting to act on behalf of or through Buyer (including any JV Employee) or any Affiliate of Buyer will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means.  Buyer further agrees that neither Buyer nor any of its Affiliates or any of their respective successors or assigns may use or rely on any such Privileged Communications in any Action against or involving any of the Parties after the Closing, and Buyer waives and will not assert, and agrees to cause its Affiliates to waive and not to assert, any attorney-client privilege with respect to such Privileged Communication.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any of their Affiliates and a third party (other than a Party or any of their respective Affiliates)

after the First Closing, Buyer may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel for any Seller or its Affiliate to such third party; provided, however, that neither Buyer nor any of its Affiliates may waive such privilege without the prior written consent of PHH.

4.15.                     Non-Solicit. From the First Closing Date and until the date that is three years following the Final Closing, the PHH Parties shall not, and shall cause their Affiliates not to, directly or indirectly, solicit for employment or engagement, hire or engage any of the Transferred Employees or any other employees of Buyer, or attempt to do any of the foregoing; provided, however, that nothing herein shall prohibit the PHH Parties from (i) continuing to employ JV Employees until the applicable Closing as of which such JV Employees become Transferred Employees, (ii) conducting any general solicitation or advertisement through print or other media or through third party search firms, in each case as long as such general solicitation or advertisement is not targeted directly or specifically at Buyer or any of its Affiliates or their respective employees (provided that this clause (ii) shall not permit the hiring of any Transferred Employee), or (iii) soliciting or hiring (A) any of the Transferred Employees if that individual has stopped working for Buyer at least 12 months prior to such solicitation or hire or (B) any other employees of Buyer as long as such employee was not solicited in violation of this Agreement.

4.16.                     Non-Compete. (a) Subject to Section 4.16(b), from the First Closing Date and until the date that is 18 months following the Final Closing, without the express, prior written consent of Buyer, each PHH Party shall not, and shall cause their Affiliates not to, (i) directly or indirectly operate, own or invest in, or provide advice to any distributed retail mortgage loan origination business (except for continuing to hold and operate the Delayed Purchased Assets until the applicable transfer thereof on the applicable Closing Date) in any state in the United States in which Buyer operates as of the Final Closing (a “Competing Business”); provided that the foregoing shall not prohibit PHH or any of its Subsidiaries from (A) conducting and developing their subservicing, portfolio retention business, and direct to consumer retail businesses,  (B) owning or acquiring as a passive investment not more than five percent of the outstanding equity of any publicly traded entity that is engaged in any Competing Business, or (C) acquiring (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise) any Person or business engaged in a Competing Business so long as no more than 20% of consolidated revenues of such Person or business are derived from the Competing Business.

(b)                                 The restrictions contained in Section 4.16(a) will automatically terminate in the event that a majority of the voting power of, or substantially all of the assets (excluding the assets to be sold under this Agreement or in the NRZ MSR Transaction) of, PHH or PHH Mortgage Corp. are acquired by an unaffiliated third party (an “Acquiror”) after the date hereof.  For the avoidance of doubt, (i) none of the restrictions in Section 4.16(a) shall apply to any such Acquiror following such acquisition and (ii) neither the Transactions nor the NRZ MSR Transaction shall terminate the restrictions set forth in this Section 4.16.

(c)                                  Without limiting any other rights of Buyer, the PHH Parties (on behalf of themselves and their Representatives and Affiliates) acknowledge and agree that the remedy at Law for any breach, or threatened breach, of any of the provisions of this Section 4.16 will be inadequate and, accordingly, each PHH Party covenants and agrees that Buyer shall, in addition to any other rights and remedies which Buyer may have at Law or otherwise, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of this Section 4.16.  In addition, the PHH Parties (on behalf of itself and its Representatives and Affiliates) and Buyer agree that, given, among other things, the scope of Buyer’s business and plans for the business, the terms of the covenants in this Section 4.16 are fair and reasonable with respect to their duration, geographical area and scope and are necessary to accomplish the full transfer of the goodwill, confidential information and other intangible assets contemplated hereby, and were a material and necessary inducement for Buyer to agree to the Transactions.  In the event that any provision contained in this Section 4.16 shall be determined by any court of competent jurisdiction or any Governmental Entity to be unenforceable for any reason whatsoever (including in relation to duration, the scope of the activities covered thereby or geography), then the Parties agree that the maximum duration, scope or geography under such circumstances will be substituted for the stated duration, scope or geography and that the court will be permitted to revise the restrictions contained therein to cover the maximum duration, scope and area permitted by Law, it being specifically agreed by Buyer and the PHH Parties, that it is their continuing desire that each covenant in this Section 4.16 be enforced to the full extent of its terms and conditions.

4.17.                     NRZ MSR Transaction.  The PHH Parties shall keep Buyer reasonably informed of the status of the NRZ MSR Transaction (in any event no less than on a monthly basis and more frequently as reasonably requested by Sellers)) and will promptly notify Buyer of any material developments regarding the NRZ MSR Transaction, including the satisfaction of closing conditions thereto, and if applicable, the status of the solicitation of consents from holders of the PHH Senior Notes as contemplated by Section 5.1(b).

4.18.                     Mortgage Loan Applications; Assumed Pipeline Loans.

(a)                                 Prior to each Closing, Sellers and Buyer shall review the proposed Assumed Pipeline Loans and consult with each other in good faith to determine whether the transfer and assignment of any proposed Assumed Pipeline Loan to Buyer would reasonably be expected to have any adverse impact on the applicant, taking into account the status of the application, Buyer’s ability to fund and close the proposed Assumed Pipeline Loan in a timely manner and other relevant factors.  In the event Sellers and Buyer determine by mutual consent that one or more of the proposed Assumed Pipeline Loans which would otherwise constitute “Assumed Pipeline Loans” should be retained by the applicable Seller, such proposed Assumed Pipeline Loans will be deemed “Retained Pipeline Loans” for all purposes notwithstanding the fact that any such loan may be expected to close more than twenty (20) days after such Closing Date.

(b)                                 The applicable Seller shall, in writing, request the consent of each applicant under the Assumed Pipeline Loans to the transfer and assignment to Buyer of the applicable Assumed Pipeline Loan and all credit files and other personal information relating to such application in accordance with Applicable Requirements.  HL and Buyer shall reasonably cooperate to determine the appropriate timing and substance of such communications to applicants.  Upon receipt of the resubmitted applications from the applicant, Buyer shall be responsible for handling each Assumed Pipeline Loan.  As promptly as reasonably practicable after the applicable Closing Date, or at such other times as may be required by Applicable Requirements, Buyer and the applicable Seller shall jointly notify the appropriate casualty and title insurance companies and agents, escrow companies, credit reporting agencies, appraisers and other service providers that the Assumed Pipeline Loans have been transferred to Buyer, and instruct such entities to deliver all payments, notices, insurance statements and reports to Buyer after the applicable Closing Date.

(c)                                  No more than 20 days following the applicable Closing Date, each Seller shall deliver to Buyer any reports filed or maintained by such Seller under the Home Mortgage Disclosure Act and any underlying data with respect thereto pertaining to the Assumed Pipeline Loans.

4.19.                     Updated PHH Disclosure Letters. The PHH Parties shall deliver to Buyer no later than two Business Days prior to each applicable Closing, an updated PHH Disclosure Letter, setting forth all updates and developments to the PHH Parties’ representations and warranties under Sections 2.6, 2.8(b), 2.11(b), (d) and (e), and 2.22 and monthly updates of any material update or development involving the representations and warranties under Section 2.6, since signing or the prior Closing, as applicable (each updated disclosure letter, an “Updated PHH Disclosure Letter”); provided that any disclosures contained in any Updated PHH Disclosure Letter shall not be given effect as a disclosure in response to, or exception to, the representations and warranties for purposes of the closing conditions to the First Closing set forth in Section 5.3 or indemnification under Article VII.

4.20.                     Transition Services. Each of HL and Buyer hereby agrees that from the date hereof until the Final Closing Date, or such other date as may be agreed between HL and Buyer (the “Transition Services Period”), HL shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide reasonable transitional cooperation and support to Buyer in connection with the operation of the Business during the Transition Services Period, including by assisting with, and providing information related to, licensing services, compliance services, IT services, information and records regarding the Transferred Employees, to the extent permitted by Law, and such other transition services (including cooperating with Buyer to identify, and transition from the Business’ current office space in the Mount Laurel, New Jersey area, to another office space in the Mount Laurel area, prior to the applicable Closing Date, or on a date as may be agreed between Buyer and HL) that may reasonably be requested by Buyer to HL from time to time (the “Transition Services”); provided that in no event will HL or any of its Affiliates be obligated to provide any Transition Service that would materially interfere with its business operations or would require it to hire any additional personnel.  Buyer shall reimburse HL for its out-of-pocket expenses incurred in providing such Transition Services.

V. CONDITIONS TO FIRST CLOSING

5.1.  Conditions to Obligations of Each Party.  The respective obligation of each Party to effect the First Closing will be subject to the satisfaction or waiver of each of the following conditions:

(a)                                 Stockholder Approval.  The Stockholder Approval shall have been obtained.

(b)                                 NRZ MSR Transaction Condition. Transactions involving MSRs and advances committed for sale to New Residential Mortgage LLC pursuant to the NRZ MSR Transaction which do not require an origination source consent, but do require Fannie Mae, Freddie Mac and/or Federal Housing Finance Agency consent shall have been consummated; provided that this condition shall be deemed satisfied in the event that PHH obtains consents from a sufficient number of holders of the PHH Senior Notes to the effect that the consummation of the transactions contemplated under this Agreement shall not require PHH to redeem the PHH Senior Notes.

(c)                                  JV Purchase Agreement.  All of the conditions to the closing of the transactions contemplated by the JV Purchase Agreement (the “JV Purchase Closing”) (other than (i) the condition set forth in Section 5.1 thereof) shall have been satisfied or waived (other than conditions which by their nature can be satisfied only at the closing of such transactions but subject to the satisfaction or waiver thereof).

(d)                                 Required Approvals.  The Licensing Approvals (the “Required Approvals”) for the First Closing set forth on Schedule I shall have been obtained.

(e)                                  No Legal Restraints.  No Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity shall be in effect preventing or prohibiting the consummation of any of the Transactions (collectively, “Restraints”) and no Governmental Entity listed on Section 5.1(e) of the PHH Disclosure Letter shall have notified any of the Parties in writing that it has an outstanding material objection to the consummation of the Transactions such that the Parties conclude, in good faith, that proceeding to the First Closing despite such objection would present significant reputational harm to one or more of the Parties or their significant Affiliates; provided, however, that a Party may not assert that this condition has not been satisfied unless such Party and its Affiliates shall have used their respective reasonable best efforts to (1) prevent the entry of any such Restraints or the issuance or continued application of such written notice and (2) appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 4.8.

5.2.  Conditions to Obligations of the PHH Parties.  The obligation of the PHH Parties to effect the First Closing is further subject to the satisfaction, or waiver (to the extent permitted by Law) by PHH, of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Buyer set forth in Article III of this Agreement shall, in each case, be true and correct in all respects (in each case without giving effect to any materiality qualifications contained therein) both when made and as of the First Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the ability of Buyer to consummate the Transactions.

(b)                                 Performance of Obligations of the Other Parties.  Buyer shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the First Closing Date.

(c)                                  Officer’s Certificate.  Buyer shall have furnished Sellers with a certificate dated the First Closing Date signed on its behalf by a senior executive officer to the effect that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d)                                 Closing Deliverables.  Each of the Closing deliverables contemplated by Section 1.9(a) shall have been delivered by Buyer.

5.3.  Conditions to Obligations of Buyer.  The obligation of Buyer to effect the First Closing is further subject to the satisfaction, or waiver (to the extent permitted by Law) by Buyer, of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the PHH Parties set forth in Article II of this Agreement (other than the representations and warranties of the PHH Parties set forth in Sections 2.19 and 2.21) shall be true and correct in all respects (in each case without giving effect to any materiality qualifications contained therein) both when made and as of the First Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The representations and warranties of the PHH Parties set forth in Sections 2.19 and 2.21 shall be true and correct in all respects both when made and as of the First Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date).

(b)                                 Performance of Obligations of the PHH Parties.  Each of the PHH Parties shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the First Closing Date.

(c)                                  Officer’s Certificate.  Each of the PHH Parties shall have furnished Buyer with a certificate dated the First Closing Date signed on its behalf by a senior executive officer to the effect that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(e) have been satisfied.

(d)                                 Closing Deliverables.  Each of the Closing deliverables contemplated by Section 1.8(a) shall have been delivered by the PHH Parties and the PHH Parties will have irrevocably confirmed their ability to effect the applicable Closing.

(e)                                  No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(f)                                   Third Party Consents. All consents set forth on Section 5.3(f) of the Buyer Disclosure Letter shall have been obtained.

(g)                                  Investor Approvals.  The Investor Approvals for the First Closing set forth on Schedule I shall have been obtained.

(h)                                 Employees.  JV Employees on Section 5.3(h) of the PHH Disclosure Letter who receive offers of employment made in accordance with, and that meet the requirements of, Section 4.11, shall have accepted such offers of employment (pursuant to the acceptance methods mutually agreed upon by the Parties and described in the employment offers).

5.4.  Frustration of Closing Conditions.  None of the Parties may rely on the failure of any condition set forth in Sections 5.1, 5.2 or 5.3, as the case may be, to be satisfied to excuse it from its obligation to effect the First Closing, if such failure was caused by such Party’s failure to comply with its obligations to consummate the Transactions to the extent required by this Agreement.

VI.  TERMINATION

6.1.  Termination of Agreement.  This Agreement may be terminated at any time prior to the First Closing Date as follows:

(a)                                 by mutual written consent of the Parties;

(b)                                 by either Buyer or PHH if:

(i)                                     the First Closing shall not have occurred on or before November 15, 2017 (the “Outside Date”); provided, however, that (A) the right to terminate this Agreement pursuant to this Section 6.1(b)(i) will not be available to any Party that has breached any provision of this Agreement, where such breach has been the proximate cause of the failure to consummate the Transactions on or prior to the Outside Date, and (B) if, on the Outside Date, any of the conditions to the First Closing set forth in Sections 5.1(d) and 5.3(g) shall not have been fulfilled but all other conditions to the First Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date will, without any action on the part of the Parties hereto, be extended to January 15, 2018, and such date will become the Outside Date for purposes of this Agreement;

(ii)                                  prior to the First Closing Date, any Order which is final and nonappealable shall have been issued or taken by a Governmental Entity with jurisdiction restraining or otherwise prohibiting the consummation of the Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall have used its reasonable best efforts to prevent the entry of such Order to the extent required by and subject to Section 4.8; or

(iii)                               the Special Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c)                                  by PHH, prior to the receipt of the Stockholder Approval in order to enter into an Acquisition Agreement with respect to a Superior Proposal; provided that PHH shall have complied with Section 4.2(d) and shall have paid or caused to be paid the Termination Fee to Buyer pursuant to Section 6.2(b), and provided, further, that nothing herein shall obligate Realogy or its Affiliates to enter into a joint venture with any third party, and Realogy and its Affiliates shall retain all of their existing consent and other rights under the Existing JV Agreements;

(d)                                 by Buyer prior to the Special Meeting, if (i) the PHH Board shall have made an Acquisition Recommendation Change or Change of Recommendation or (ii) within ten (10) Business Days (or, if earlier, prior to the date of the Special Meeting) after an offer relating to a Competing Proposal shall have been formally commenced by a Person unaffiliated with the PHH Parties, the PHH Parties shall not have made any recommendation or public statement pursuant to Rule 14e-2 under the Exchange Act reaffirming the PHH Recommendation and recommending that PHH’s stockholders reject such Competing Proposal;

(e)                                  by PHH if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Buyer, which breach or failure to be true, either individually or in the aggregate, (i) would result in a failure of a condition set forth in Section 5.1 or 5.2, and (ii) which is not cured within the earlier of (A) the Outside Date and (B) 30 days following written notice to Buyer; provided that (1) PHH shall have given Buyer written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date) stating PHH’s intention to terminate this Agreement pursuant to this Section 6.1(e) and the basis for such termination, and (2) PHH will not have the right to terminate this Agreement pursuant to this Section 6.1(e) if any PHH Party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(f)                                   by Buyer if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of any of the PHH Parties, which breach or failure to be true, either individually or in the aggregate, (x) would result in a failure of a condition set forth in Section 5.1 or 5.3, and (y) which is not cured within the earlier of (A) the Outside Date and (B) 30 days following written notice to PHH; provided, that (1) Buyer shall have given PHH written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date) stating Buyer’s intention to terminate this Agreement pursuant to this Section 6.1(f) and the basis for such termination, and (2) Buyer will not have the right to terminate this Agreement pursuant to this Section 6.1(f) if Buyer is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(g)                                  by Buyer, if (i) the condition to closing in Section 5.1(b) is not satisfied or waived by September 1, 2017 and (ii) all of the other conditions to the closing set forth in Article V have been satisfied or waived if the First Closing were to occur on September 1, 2017; or

(h)                                 automatically if the JV Purchase Agreement shall have been terminated pursuant to its terms.

A terminating Party will provide written notice of termination to the other applicable Parties specifying with particularity the reason for such termination.  If more than one provision of this Section 6.1 is available to a terminating Party in connection with a termination, a terminating Party may rely on any and all available provisions in this Section 6.1 for any such termination.

6.2.  Effect of Termination.

(a)                                 If this Agreement is terminated pursuant to Section 6.1, this Agreement will become void and of no effect with no Liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party) to the other Party hereto; provided, however, that (i) the provisions of Section 4.5, this Section 6.2, Article VII and Article VIII hereof and the provisions of any confidentiality agreement or obligation between the Parties or any of their respective Affiliates will survive such termination in accordance with its terms, and (ii) subject to Section 6.2(b), no Party will be relieved or released from Liability for damages of any kind, including consequential damages, and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) arising out of, any deliberate material breach of any of its covenants contained in this Agreement (provided that the failure of the Parties to effect the applicable Closing when required under the terms of the Agreement will constitute a deliberate material breach regardless of the circumstances), and the aggrieved Party(ies) will be entitled to all rights and remedies available at Law or in equity.  No Party claiming that such breach occurred will have any duty or otherwise be obligated to mitigate any such damages.

(b)                                 If this Agreement is terminated (i) by Buyer pursuant to the provisions of Sections 6.1(d); (ii) by PHH pursuant to the provisions of Section 6.1(c); or (iii) by either PHH or Buyer pursuant to the provisions of Sections 6.1(b)(i), 6.1(b)(iii), or 6.1(f)(i) and (A) prior to such termination, any Person publicly announces a Competing Proposal which shall not have been publicly withdrawn, and (B) at any time on or prior to the twelve-month anniversary of such termination, PHH or any of its Subsidiaries enters into an Acquisition Agreement for a transaction with respect to a Competing Proposal (which Competing Proposal is subsequently consummated, whether within or after the twelve-month anniversary) or the transactions contemplated by a Competing Proposal are consummated, PHH shall pay or cause to be paid to Buyer a fee equal to 3.5% of the Purchase Price (the “Termination Fee”) by wire transfer of immediately available funds to the account designated by Buyer in Schedule 6.2(b) of the Buyer Disclosure Letter (“Buyer Designated Account”) in immediately available funds (1) in the case of clause (i) above, within two Business Days after such termination, (2) in the case of clause (ii) above, concurrently with such termination, and (3) in the case of clause (iii) above, upon the consummation of any transactions contemplated by a Competing Proposal.  For purposes of this Section 6.2(b), references in the term “Competing Proposal” to “20%” shall be deemed to be references to “50%.” Notwithstanding anything to the contrary in this Agreement, payment of the Termination Fee will constitute liquidated damages, and from and after payment of the Termination Fee as described in this Section 6.2(b), none of the PHH Parties or any of their Affiliates will have any further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 6.2(b) or 6.2(d) and other than in the case of a willful and material breach of this Agreement.

(c)                                  If this Agreement is terminated by PHH or Buyer pursuant to Section 6.1(b)(i) (if the condition set forth in Section 5.1(b) has not been satisfied as of the Outside Date), or Section 6.1(f)(if the PHH Parties are in material breach of their obligations under Section 4.17) or Section 6.1(g), then PHH shall pay or cause to be paid to Buyer a fee equal to 1.75% of the Purchase Price (the “NRZ MSR Termination Fee”) by wire transfer of immediately available funds to the Buyer Designated Account. Notwithstanding anything to the contrary in this Agreement, payment of the NRZ MSR Termination Fee will constitute liquidated damages, and from and after payment of the Termination Fee, as described in this Section 6.2(c), none of the PHH Parties or any of their Affiliates will have any further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, other than as provided under this Section 6.2(c) or 6.2(d) and other than in the case of a willful and material breach of this Agreement. In addition to and without limiting the payment of the NRZ MSR Termination Fee above, upon termination of this Agreement under any of the circumstances in which the NRZ MSR Termination Fee is payable above, the PHH Parties and their Subsidiaries shall be automatically deemed to have immediately, irrevocably and unconditionally waived (x) any provision or restriction under any Existing JV Agreement that would otherwise limit or restrict Realogy or its Affiliates from entering into any joint venture, directly or indirectly with any third party (including GRI), and (y) any notice or waiting periods under such Existing JV Agreement to allow for Realogy or its Affiliate to exercise its rights to terminate the Existing JV Agreement and sell its interest in HL to PHH or its Subsidiary, as set forth in Section 6.2(b) of the JV Purchase Agreement.

(d)                                 PHH acknowledges that the covenants contained in Sections 6.2(b) and 6.2(c) are integral parts of the Transactions, and that, without these agreements, Buyer would not enter into this Agreement.  Accordingly, if PHH fails to pay in a timely manner any amount due pursuant to Section 6.2(b) or 6.2(c) and, in order to obtain such payment, Buyer commences an Action that results in a judgment against any Seller, PHH will pay to Buyer interest on such amount from and including the date that payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made, together with reasonable and documented legal fees and expenses incurred in connection with such Action.

VII.INDEMNIFICATION

7.1.  Indemnification.

(a)                                 PHH Indemnification. Effective at and after the First Closing, each PHH Party shall be jointly and severally liable to indemnify Buyer and its Affiliates and each of their respective directors, officers, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) against and shall hold each of them harmless from any and all Damages incurred by any Buyer Indemnified Party to the extent arising out of or relating to, without duplication:

(i)                                     any Retained Liabilities;

(ii)                                  any breach of covenant or agreement made or to be performed by the PHH Parties pursuant to this Agreement; or

(iii)                               any breach of, or inaccuracy in, any representation or warranty made by the PHH Parties pursuant to Sections 2.1, 2.2, 2.3, 2.5, 2.8(b), 2.11(b), (d) and (e), 2.15, clause (a) of 2.16, 2.21, or 2.22(c) of this Agreement.

(b)                                 Buyer Indemnification. Effective at and after the First Closing, Buyer shall indemnify the PHH Parties and their Affiliates and each of their respective directors, officers, employees, agents, successors and assigns (collectively, the “PHH Indemnified Parties”) against and shall hold each of them harmless from any and all Damages incurred by any PHH Indemnified Party to the extent arising out of or relating to, without duplication:

(i)                                     any Assumed Liabilities;

(ii)                                  any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(iii)                               any breach of, or inaccuracy in, any representation or warranty made by Buyer pursuant to Sections 3.1, 3.2, 3.4, 3.5 and 3.7 of this Agreement.

(c)                                  Procedures For Indemnification.

(i)                                     Each Person seeking indemnification under this Article VII (the “Indemnified Party”) shall give prompt notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”), provided, however, that the failure to give such notification will not affect the indemnification provided hereunder unless the Indemnifying Party is materially prejudiced by such failure, and then only to the extent of such prejudice. Upon receipt of such notice of a Third Party Claim, the Indemnifying Party will have the right to assume the defense of such Third Party Claim using counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will obtain the prior written consent of the Indemnified Party (which may not be unreasonably withheld, delayed or conditioned) before entering into any settlement or compromise of such Third Party Claim or permit a default or consent to entry of any judgment. Notwithstanding the foregoing, consent of an Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (ii) the settlement includes an unconditional release of such Indemnified Party and its Affiliates from all Liability relating to claims that are the subject matter of the Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnifying Party or its Affiliates. In the event the Indemnified Party reasonably concludes that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party, or there is otherwise an actual or potential conflict of interest between the Indemnified Party and Indemnifying Party, the Indemnified Party will have the right, at the Indemnifying Party’s reasonable expense, to select separate counsel and to otherwise separately defend itself but will not consent to the entry of a judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld. With respect to any Third Party Claim subject to indemnification under this Agreement, the Indemnified Party agrees to cooperate and cause its Affiliates to cooperate in good faith with the Indemnifying Party in connection with the defense of such Third Party Claim. After any decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(ii)                                  In the event an Indemnified Party has a claim for indemnity under Section 7.1(a) or Section 7.1(b) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 30 days after the Indemnified Party first learns of the facts on which such claim is based (such 30 day period, the “Notice Period”).  Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually and adversely prejudiced the Indemnifying Party.

7.2.  Limitations on Indemnification.  Notwithstanding anything in this Agreement to the contrary, (i) the PHH Parties will not have any liability under Section 7.1(a)(iii) unless the aggregate liability for Damages suffered by the Buyer Indemnified Parties thereunder exceeds $50,000  (the “Deductible”), and then only to the extent of such excess, (ii) the aggregate liability of the PHH Parties under Section 7.1(a)(iii) will not exceed 5% of the Purchase Price (the “Cap”), (iii) Buyer will not have any liability under Section 7.1(b)(iii) unless the aggregate liability for Damages suffered by the PHH Indemnified Parties thereunder exceeds the Deductible, and then only to the extent of such excess, and the aggregate liability of Buyer under Section 7.1(b)(iii) will not exceed the Cap.

7.3.  Exclusive Remedy.  From and after the Closing, except for any claims seeking injunctive or other equitable relief or claims of fraud, the sole and exclusive remedy of a Party with respect to any and all claims relating to this Agreement, the Business, the Purchased Assets, the Assumed Liabilities, the Retained Liabilities or the Transactions will be pursuant to the indemnification provisions set forth in this Article VII.

VIII.MISCELLANEOUS

8.1.  Amendment and Waivers.  Subject to applicable Law, and in accordance with the immediately following sentence, this Agreement may be amended by the Parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Final Closing Date, whether before or after adoption of this Agreement by the stockholders of PHH; provided, however, that after adoption of this Agreement by the stockholders of PHH, no amendment may be made which by Law requires the further approval of the stockholders of PHH without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the Parties.  At any time prior to the Final Closing, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties by the other

Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by another Party with any of the agreements or conditions contained herein.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

8.2.  Survival.  (a) The representations and warranties in this Agreement and the right to assert a claim with respect thereto will survive the applicable Closing Date and continue in full force and effect for a period of 18 months following the applicable Closing Date.

(b)                                 (i) All covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the applicable Closing Date, and the right to assert a claim with respect thereto will survive the applicable Closing Date in accordance with their terms, and (ii) all other covenants and agreements contained herein will not survive the applicable Closing Date and will thereupon terminate; provided, however, that the right to assert claims under this clause (ii) in respect of any breach of such covenants and agreements shall survive the applicable Closing Date for a period of 18 months following such Closing Date.

8.3.  Expenses.  Except as otherwise expressly provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the Party incurring such fees, costs and expenses.

8.4.  Governing Law; Jurisdiction.  (a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)                                 Any Action based upon, arising out of or related to this Agreement or the Transactions will be brought in a Delaware state court or the United States District Court for the District of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Actions will be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court.  Nothing herein contained will be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 8.4(b).

8.5.  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 8.5 or facsimile at the facsimile telephone number specified in this Section 8.5, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 8.5 or facsimile at the facsimile telephone number specified in this Section 8.5, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the Party to whom such notice is required to be given if sent by registered mail.  The address for such notices and communications will be as follows.

If to Realogy, to:
c/o Realogy Holdings Corp.

175 Park Avenue

Madison, New Jersey 07940
Attention:  General Counsel
Facsimile No.:  973-407-6685

with copies (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attention: Thomas W. Greenberg, Esq.

Email: Thomas.greenberg@skadden.com

Facsimile No.: 917-777-7886

If to GRI, to:
Guaranteed Rate, Inc.

3940 N. Ravenswood

Chicago, IL 60613
Attention: Chief Executive Officer
Facsimile No.: 773-435-0676

with copies (which will not constitute notice) to:

Mayer Brown LLP
1999 K Street

Washington, DC 20006
Attention: Lauren Pryor
Email: Lpryor@mayerbrown.com
Facsimile No.: 202-830-0358

If to any PHH Party, to:

c/o PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ  08054
Attention:  General Counsel
Email:  william.brown@phh.com
Facsimile No.:  856-917-7295

with copies (which will not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention:  Jeffrey Symons
Email:        jsymons@jonesday.com
Facsimile No.: (212) 755-7306

8.6.  Counterparts; Facsimile Signatures.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.  For purposes of this Agreement, facsimile signatures will be deemed originals, and the Parties agree to exchange original signatures as promptly as possible if request by a Party.

8.7.  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the PHH Disclosure Letter and the Buyer Disclosure Letter), the other Transaction Agreements, the indemnification provisions of any Existing JV Agreement, and any confidentiality agreement between any of the Parties or any of their Affiliates (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and (b) except as otherwise expressed in Article VII, is not intended to and will not confer upon any Person other than the Parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the terms of this Agreement without notice or Liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties and may be qualified by certain disclosures not reflected in the text of this Agreement.  Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.8.  Specific Performance.  The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The Parties acknowledge and agree that (a) each Party will be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 6.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, no Party would have entered into this Agreement.  Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.  Each Party acknowledges and agrees that any Party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.8 will not be required to provide any bond or other security in connection with any such injunction and any Party against whom such injunction is entered expressly waives any bond or security in connection therewith.

8.9.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.10.  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

8.11.  Waiver of Bulk Transfer Laws.  Each Party hereby waives compliance by the other Party and its Affiliates with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Buyer or any of its Affiliates.

8.12.  Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.  Buyer waives and will not assert, and agrees to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to any representation, before or after each applicable Closing, of any of the PHH Parties or any Affiliate thereof, or any of their respective officers, employees, directors or managers, in any matter involving this Agreement, any other Transaction Agreement or any other agreements or transactions contemplated hereby or thereby (including any Action), by any legal counsel (including Jones Day, DLA Piper (USA) LLP, and Latham & Watkins LLP) that has represented any such Party prior to each applicable Closing.  Buyer waives and will not assert, and agrees to cause its Affiliates to waive and to not assert, any attorney-client privilege with respect to any privileged communication occurring on or prior to each applicable Closing between any legal counsel and any PHH Party or any Affiliate thereof, or any of their respective officers, employees, directors and managers, it being the intention of the Parties that all such rights to such attorney-client privilege and to control such attorney-client privilege will be retained by the PHH Parties, their Affiliates, and their respective officers, employees, directors or managers.

8.13.  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties.

8.14.  Damages.  No Party or any of its current, former or future Representatives or Affiliates shall be liable for any special, punitive, consequential, indirect or exemplary damages, lost profits, diminution in value or similar items arising out of or in connection with any breach of a post-Closing obligation under this Agreement, provided, however, that such limitation will not be applicable with respect to (a) any Damages paid to a third party in connection with a third party claim, (b) any Damages that are imposed by a Governmental Entity in connection with a breach of applicable Law, or (c) indemnification rights under any Existing JV Agreement or this Agreement.

8.15.  PHH Guaranty of Buyer Obligations.  (a)  PHH guarantees, absolutely and unconditionally and as a primary obligation (and not as surety only), that each Seller shall fully, completely and timely pay and perform all of its obligations and Liabilities described in this Agreement, the Assignment and Assumption Agreement, and the Transition Services Agreement, in each case, strictly in accordance with the terms hereof (the “Guaranteed Obligations”). If any Seller fails or refuses to pay or perform any such obligations and Liabilities, PHH shall, without any notice or demand whatsoever, immediately pay or perform such obligations, as applicable. PHH agrees that this guarantee constitutes a guaranty of payment when due and not of collection. PHH hereby expressly waives (to the fullest extent permitted by Law) diligence, presentment, demand of payment, protest and, to the extent permitted by Law, all notices whatsoever (except as otherwise required to be provided to Sellers hereunder) and any requirement that any Party exhaust any right, power or remedy or proceed against any Seller under this Agreement, the Assignment and Assumption Agreement or the Transition Services Agreement.

(b)                                 Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that (i) to the extent that the Sellers are relieved of any of the Guaranteed Obligations, PHH and its Subsidiaries shall be similarly relieved of their corresponding obligations under this Agreement, and (ii) PHH may assert, as a defense to, or release or discharge of, any obligation of such Party under this Agreement, any claim, defense or release that any Seller could assert against Buyer under this Agreement, the Assignment and Assumption Agreement or the Transition Services Agreement, as the case may be.

(c)                                  This Section 8.15 shall terminate 180 days after the termination of this Agreement, except with respect to any obligations arising at or prior to such termination (including payment of the Termination Fee or the NRZ MSR Termination Fee), provided, that in the event that any Action is instituted that challenges the validity of the termination of this Agreement or seeks the enforcement of the terms thereof, this Section 8.15 shall continue in effect until such Action is finally resolved.

IX.  DEFINITIONS; INTERPRETATION

9.1.  Cross References.  Each of the following terms is defined in the section set forth opposite such term:

2016 Financial Statements	4.7
Acquiror	4.16(b)
Acquisition Agreement	4.2(d)
Acquisition Recommendation Change	4.2(d)
Agreement	Preamble
Assigned Contract	1.1(a)
Assumed Liabilities	1.3(c)
Assumed Pipeline Loans	1.1(c)
Business Intellectual Property	1.1(e)
Business Records	1.1(f)
Buyer	Preamble
Buyer Designated Account	6.2(b)
Buyer Indemnified Parties	7.1(a)
Buyer Severance Amount	4.11(b)(i)
Change of Recommendation	4.2(f)
COBRA	4.11(g)
Competing Business	4.16(a)

Corporate Policies	4.10
Deductible	7.2, 7.2
Delayed Purchased Assets	1.7(a)(ii)
ERISA	2.10(a)
Exchange Act	2.3(b)
Excluded Assets	1.2
Fifth Closing	1.7(a)(v)
Fifth Closing Date	1.7(a)(v)
Fifth Closing Effective Time	1.7(a)(iv)
Fifth Closing Purchase Price	1.5(v)
Financial Statements	2.15
First Closing	1.7(a)(i)
First Closing Date	1.7(a)(i)
First Closing Effective Time	1.7(a)(i)
First Closing Purchase Price	1.5(i)
Fourth Closing	1.7(a)(iv)
Fourth Closing Date	1.7(a)(iv)
Fourth Closing Effective Time	1.7(a)(iv)
Fourth Closing Purchase Price	1.5(iv)
General Enforceability Exceptions	2.2(a)
GRI	Recitals
Guaranteed Obligations	8.15
Historical Financial Statements	2.15
HL	Preamble
Indemnified Party	7.1(c)(i)
Indemnifying Party	7.1(c)(i)
Investor Approvals	4.9
JV Benefit Plan	2.10(a)
JV Purchase	Recitals
JV Purchase Agreement	Recitals
JV Purchase Closing	5.1(c)
Leased Real Property	2.14(a)
Licensing Approvals	4.9
Marks	4.12
Material Permit	2.9(b)
New Plans	4.11(b)(ii)
Notice Period	7.1(c)(ii)
NRZ MSR Termination Fee	6.2(c)
NYSE	2.3(b)
Old Plans	4.11(b)(ii)
Outside Date	6.1(b)(i)
Parties	Preamble
Party	Preamble
PHH	Preamble
PHH Board	2.2(a)

PHH Indemnified Parties	7.1(b)
PHH Parties	Preamble
PHH Post-Closing Severance	4.11(b)(i)
PHH Recommendation	2.2(c)
PHHBPC	Recitals
Privileged Communications	4.14
Proxy Statement	2.4
Purchase Price	1.5
Purchased Assets	1.1
Real Property Leases	2.14(a)
Realogy	Recitals
Realogy JV Interests	Recitals
Required Approvals	5.1(d)
Restraints	5.1(e)
Retained Contracts	1.2(h)
Retained Liabilities	1.4
Retained Pipeline Loans	1.2(o)
RMR	Preamble
RSV	Recitals
Second Closing	1.7(a)(ii)
Second Closing Date	1.7(a)(ii)
Second Closing Effective Time	1.7(a)(ii)
Second Closing Purchase Price	1.5(ii)
Seller	Preamble
Seller Welfare Plan	4.11(c)
Sellers	Preamble
Special Meeting	4.4
Stockholder Approval	2.2(b)
Support Agreement	Recitals
Termination Fee	6.2(b)
Third Closing	1.7(a)(iii)
Third Closing Date	1.7(a)(iii)
Third Closing Effective Time	1.7(a)(iii)
Third Closing Purchase Price	1.5(iii)
Third Party Claim	7.1(c)(i)
Transfer Consent	1.4
Transferred Employees	4.11(a)(i)
Transferring Jurisdiction	1.7(a)(ii)
Transition Services	4.20
Transition Services Period	4.20
Updated PHH Disclosure Letter	4.19
WARN Act	4.11(f)

9.2.Certain Defined Terms.  The following terms will have the meanings set forth below for purposes of this Agreement when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that the PHH Parties determine in good faith are no less favorable in the aggregate to the PHH Parties than those contained in any confidentiality agreement between the PHH Parties and Buyer.

“Action” means any claim, complaint, action, audit, demand, inquiry, suit, litigation, arbitration, charge, prosecution, investigation (whether formal or informal, and at any stage, including upon delivery of any subpoena, request for documents, interrogatory or civil investigative demand in connection therewith) or similar proceeding by or before any Governmental Entity or arbitrator.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act, provided, however, that in no event shall HL be considered to be an Affiliate of Buyer or its Affiliates.

“Agency” means any government sponsored secondary mortgage market enterprise or entity that acquires, owns, insures or guarantees Mortgage Loans, including for purposes of this Agreement, Fannie Mae, Ginnie Mae, Freddie Mac, VA, FHA, HUD and USDA.

“Antitrust Laws” means, collectively, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Pipeline Requirements” means (a) all contractual obligations of Sellers with respect to the origination and sale of Pipeline Loans and (b) all applicable guidelines of Sellers for the processing of Pipeline Loans.

“Applicable Requirements” means (a) all contractual obligations of, and all requirements of Law or Orders applicable to the Business, the Purchased Assets or Sellers and (b) the accepted mortgage origination practices of prudent mortgage lending institutions that originate or sell mortgage loans of the same or similar type as the mortgage loans originated or sold by Sellers in the jurisdictions where the related mortgaged properties are located.

“Assignment and Assumption Agreement” means an assignment and assumption agreement and bill of sale in the form attached hereto as Exhibit C, to be entered into between Sellers and Buyer at the First Closing.

“Assumed Employee Liabilities” means all Liabilities (i) with respect to each Transferred Employee that arise after the Closing Date applicable to each such Transferred Employee or, if later, the date of hire by Buyer (as applicable), or (ii) that are expressly assumed by Buyer (or by Buyer for one or more of its Affiliates) pursuant to Section 4.11.

“Assumed Pipeline Loan Files” means, with respect to any Assumed Pipeline Loan, any books, records, written notes or memoranda, financial statements, credit evaluations and other written documentation maintained by or on behalf of Sellers with respect to the application, underwriting, processing or origination of such Assumed Pipeline Loan.

“Business” means the business conducted as of the date hereof through certain assets held by Sellers (and its successors and assigns) of originating and selling mortgage loans sourced through a variety of sources, including Realogy’s owned residential real estate brokerage and corporate relocations businesses and from all U.S.-based employees of Realogy and its Subsidiaries.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law to close.

“Buyer Disclosure Letter” means the disclosure letter of Buyer referred to in, and delivered to the PHH Parties pursuant to, this Agreement.

“Cash” means the cash on hand (including petty cash), cash in current accounts (including checking and savings accounts and money market accounts), cash in short term deposit or similar accounts, money orders, certified checks, checks and drafts received from third parties and not yet deposited and cleared, and cash equivalents (including negotiable or other readily marketable securities and short term investments or any short-term indebtedness issued or guaranteed by the government of the United States).

“Claim” means any claim, demand or litigation related to the Mortgage Loans, or this Agreement.

“Closings” means, collectively, the First Closing and the Subsequent Closings (each, a “Closing”) at which the applicable Purchased Assets and Assumed Liabilities related thereto will transfer to Buyer.

“Closing Dates” means, collectively, the First Closing Date and the Subsequent Closing Dates (each, a “Closing Date”) at which the applicable Purchased Assets and Assumed Liabilities related thereto will transfer to Buyer.

“Closing Pipeline Data” means, with respect to each Assumed Pipeline Loan, a data file in a mutually agreed format; the AUS reference number; the credit reference number; any appraisals in Sellers’ possession and all appraisal related documentation such as transfer letters, air certifications, SSRs, and invoices; a schedule of all upfront fees charged to the applicable borrower(s) including a listing of all appraisal, credit report, flood certificate and tax service fees; and any and all other documents associated with the Assumed Pipeline Loans, including all disclosures and evidence of delivery, all documents provided by the borrower, and any other deliverables necessary to accommodate the transfer of the Assumed Pipeline Loans from Sellers to Buyer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of PHH), directly or indirectly, 20% or more of the common interests of Sellers or 20% or more of the Purchased Assets (other than the Transactions); provided, however, that any such inquiry, proposal or offer shall only constitute a Competing Proposal if and to the extent that such transaction would, by its terms and if agreed to by PHH or Sellers, prohibit the PHH Parties from consummating the Transactions.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other legally binding arrangement (whether written or oral).

“Damages” means all losses, damages, payments, costs, suits, actions, Liabilities, obligations, fines, penalties, charges, and expenses (including amounts paid in connection with any assessments, judgments or settlements relating thereto, and out-of-pocket expenses and reasonable attorneys’ fees and expenses reasonably incurred in defending against or in connection with participating in any Actions or enforcing indemnification claims pursuant to this Agreement).

“Dataroom” means the electronic dataroom maintained by Sellers and made available to Buyer in connection with the Transactions prior to the date hereof.

“Effective Times” means collectively, the applicable effective times of the First Closing Date and the Subsequent Closing Dates (each an “Effective Time”), at which the applicable Purchased Assets and Assumed Liabilities related thereto will transfer to Buyer.

“Employee Computers” means the laptop and personal computers, together with any Software embedded on such computers to the extent provided by the manufacturer with and transferrable with such laptop and personal computers.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Excluded IT Assets” means those assets set forth on Section 9.2(i) of the Buyer Disclosure Letter.

“Excluded Taxes” means (a) all income Taxes owed by Sellers, PHH or any of their Affiliates for any period; (b) all Taxes relating to the Excluded Assets or the Retained Liabilities for any period; (c) all Taxes relating to the Purchased Assets (including, the income derived therefrom) imposed with respect to or otherwise attributable to any Pre-Closing Tax Period or the portion of the Straddle Period ending on and including the applicable Closing Date; (d) all Taxes of Sellers or any other Person by reason of being a member of a consolidated, combined, unitary or affiliated group that includes Sellers, or any of its present or past members or Affiliates prior to the Final Closing, by reason of a Tax sharing, Tax indemnity or similar agreement entered into by Sellers or any of their present or past Affiliates prior to the Final Closing (other than this Agreement), by reason of transferee or successor Liability arising in respect of a transaction undertaken by Sellers or any of their present or past Affiliates prior to the Final Closing, or otherwise; and (e) the portion of any Transfer Taxes for which Sellers are liable under Section 4.13(a).

“Existing JV Agreements” means (i) Amended and Restated Limited Liability Company Operating Agreement of the Existing JV, dated January 31, 2005, as amended by Amendment No. 1 to Operating Agreement, dated May 12, 2005, and by Amendment No. 2 to Operating Agreement, dated March 31, 2006 and (ii) the Strategic Relationship Agreement, dated January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and HL, as amended by Amendment No. 1 to the Strategic Relationship Agreement, dated May 12, 2005, and by the Amended and Restated Amendment No. 2 to the Strategic Relationship Agreement, dated October 21, 2015 (the “Strategic Relationship Agreement”).

“FF&E” means all fixed assets and tangible personal property owned by the applicable Seller, including fixtures, building equipment, fittings, furniture, office equipment and other tangible personal property located at the Transferred Branches, except as set forth on Section 9.2(ii) of the PHH Disclosure Letter.

“FHA” means the Federal Housing Administration, an agency within the United States Department of Housing and Urban Development, or any successor thereto including the Federal Housing Commissioner and the Secretary of Housing and Urban Development where appropriate under the FHA regulations.

“FHA Insurance” means an insurance policy issued by the FHA with respect to a loan under the applicable section of the National Housing Act, as amended.

“Final Closing” means the final Closing to occur pursuant to this Agreement.

“Final Closing Date” means the date of the Final Closing to occur pursuant to this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Ginnie Mae” means the Government National Mortgage Association or any successor thereto.

“Governmental Entity” means any foreign, domestic, federal, territorial, state, municipal or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission or tribunal or any regulatory or administrative body or agency, including any Agency, or any political or other subdivision, department or branch of any of the foregoing, and the agencies in each state where the Business is located or the PHH Parties are doing business.

“Hardware” means computer and computer-related hardware, including Employee Computers, file servers, facsimile machines, scanners, printers, and networks of Sellers used in or related to the Business.

“HUD” means the United States Department of Housing and Urban Development, or any federal agency or official thereof which may from time to time succeed to the functions thereof with regard to FHA Insurance. The term “HUD,” for purposes of this Agreement, is also deemed to include subdivisions thereof such as the FHA.

“Inactive Employees” has the meaning set forth in Section 4.11(a)(i) of the PHH Disclosure Letter.

“Indebtedness” means, with respect to Sellers and each of their Subsidiaries, without duplication, (a) all Liabilities of such Person for indebtedness for borrowed money or in respect of loans or advances, (b) all Liabilities of such Person evidenced by bonds, debentures, notes or other similar securities or instruments, (c) all outstanding reimbursement Liabilities of such Person under surety bonds, letters of credit, banker’s acceptances and other arrangements similar to the foregoing, (d) all Liabilities of such Person under or pursuant to any conditional sales or other arrangements for the deferred purchase price of property or services or the acquisition of any business, as obligor or otherwise (other than trade payables and other current Liabilities incurred in the ordinary course of business), (e) all Liabilities of such Person under or pursuant to leases which in accordance with GAAP are required to be capitalized, (f) all Liabilities of such Person under or pursuant to interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or similar arrangements, (g) all Liabilities of such Person for off balance sheet financing of such Person (other than operating leases), and (h) all Liabilities of such Person for direct or indirect guarantees of another Person in respect of Liabilities of the type set forth in the foregoing clauses.

“Insurer” means FHA, VA, USDA and any private mortgage insurer, pool insurer and any insurer or guarantor under any standard hazard insurance policy, any federal flood insurance policy, any title insurance policy, any earthquake insurance policy or other insurance policy, and any successor thereto, with respect to the Mortgage Loan or the mortgaged property.

“Intellectual Property Rights” means United States or foreign intellectual property, including (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (b) Trademarks, (c) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (d) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (e) computer software (including databases and related documentation), (f) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (g) moral and economic rights of authors and inventors, and (h) all other proprietary rights whether now known or hereafter recognized in any jurisdiction.

“Intervening Event” means any material event, circumstance, change, effect, development or condition with respect to the PHH Parties and their Subsidiaries taken as a whole (other than a Competing Proposal and the NRZ MSR Transaction) first occurring or arising after the date of this Agreement that was not known by the PHH Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the PHH Board as of the date of this Agreement).

“Investor” means, with respect to any Mortgage Loan, Ginnie Mae, Fannie Mae and Freddie Mac or any owner of a private label mortgage loan, as applicable.

“Investor Commitment” means a commitment by an Investor to purchase eligible Mortgage Loans from HL or RMR.

“IT Assets” means, with respect to any Person, any and all of such Person’s right to all hardware, software, computer systems, databases, data rights, reference and resource materials relating thereto.

“JV Employee” means the employees of the PHH Parties identified on Section 9.2(iii) of the PHH Disclosure Letter, which list of employees may be updated from time to time by Sellers to reflect resignations, terminations and subject to the consent of Buyer, new hires made in accordance with Section 4.1(v) and Section 4.1(vi), as applicable.

“JV Purchase Agreement” means JV Interests Purchase Agreement, to be entered into by and between PHHBPC and RSV concurrently with the execution of this Agreement.

“JV Purchase Price” means the “Purchase Price” (as defined in the JV Purchase Agreement) for the Realogy JV Interests pursuant to the JV Purchase Agreement.

“Knowledge of Buyer” (and similar terms and phrases) means the actual knowledge of the individuals set forth on Section 9.2(iv) of the Buyer Disclosure Letter, after due inquiry.

“Knowledge of the PHH Parties” (and similar terms and phrases) means the actual knowledge of the individuals set forth on Section 9.2(v) of the PHH Disclosure Letter, after due inquiry.

“Law” means any applicable foreign, federal, state, municipal or local law (including common law), statute, treaty, rule, directive, regulation, injunction, decree, ordinances and similar provisions having the force or effect of law (including the interpretation thereof) or an Order of any Governmental Entity.

“Liabilities” means any and all debts, liabilities and obligations of any kind, nature, character or description, including any filed or threatened litigation, whether accrued or fixed, absolute or contingent, matured or unmatured, or known or unknown, including those arising under any means any Law, judgment, order, decree, statute, ordinance, rule or regulation enacted, issued or promulgated by any Governmental Entity, or action and those arising under any Contract, arrangement, commitment or undertaking, or otherwise.

“Licenses” means all approvals, registrations, authorizations, franchises, variances, exemptions, orders, consents, permits, qualifications, certifications and licenses of Governmental Entities. “Material Adverse Effect” means any fact, effect, development, condition, circumstance, event, change or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes or occurrences, whether known or unknown, that has or would reasonably be expected to (a) have a material adverse effect on the business, operations, condition (financial or otherwise), assets, Liabilities or results of operations of the Business, taken as a whole, or (b) prevent or materially delay or materially impede the ability of the PHH Parties to consummate the Transactions; provided, however, that in no event will any of the following facts, circumstances, events, changes or occurrences, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) any changes in (x) general economic conditions or securities, banking, credit, financial or capital markets conditions (whether in the United States or any other country or in any international market), including changes in interest rates or currency exchange rates, (y) conditions generally affecting any of the industries in which Sellers and their Subsidiaries operate, or (z) regulatory, legislative or political conditions, in each case in the United States or any foreign jurisdiction (in each case of (x), (y) and (z), except to the extent such changes have a disproportionate effect on Sellers and their Subsidiaries, relative to others in the industries in which Sellers and their Subsidiaries operate), (ii) any failure, in and of itself, of Sellers to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iii) the execution and delivery of this Agreement or any other Transaction Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Sellers and their Subsidiaries with employees, suppliers, customers, or partners (provided that this clause (iii) shall be disregarded for purposes of the representations and warranties contained in Section 2.3), and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (iv) the performance by the PHH Parties of their obligations under this Agreement or any other Transaction Agreement, including any action or inaction in compliance with Section 4.1 (provided that this clause (iv) shall be disregarded for purposes of the representations and warranties contained in Section 2.3), (v) any change in Law or GAAP (or authoritative interpretations thereof) (except, in each case, to the extent such changes have a disproportionate effect on Sellers and their Subsidiaries, relative to others in the industries in which Sellers and their Subsidiaries operate), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (except to the extent such conditions have a disproportionate effect on Sellers and their Subsidiaries, relative to others in the industries in which Sellers and their Subsidiaries operate), or (vii) any hurricane, tornado, flood, earthquake or other natural disasters (except to the extent such conditions have a disproportionate effect on Sellers and their Subsidiaries, relative to others in the industries in which Sellers and their Subsidiaries operate).

“Mortgage” means a mortgage, deed of trust or other similar security instrument that creates a lien on real property.

“Mortgage Loan” means any individual mortgage loan secured by a 1-to-4 family residential property; whether in the form of a mortgage, deed of trust, or other equivalent security instrument creating a lien on such property of a mortgagor located in the United States, which was obtained for consumer, household or family purposes.

“New JV Operating Agreement” means the Limited Liability Company Operating Agreement of Buyer, to be entered into by and between Guaranteed Rate Holdings, LLC and TRG Venture Partners LLC concurrently with the execution hereof.

“NRZ MSR Transaction” means the Agreement for Purchase and Sale of Servicing Rights dated as of December 28, 2016, by and among New Residential Mortgage LLC, PHH Mortgage Corporation and PHH (solely for the purpose of certain sections thereto).

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Entity.

“PHH Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of the ERISA) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA, (i) under which any JV Employee or any other current or former employee, officer or director (or their respective beneficiaries) of Sellers or their Subsidiaries has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by PHH or its Subsidiaries, or (ii) with respect to which Sellers or their Subsidiaries have any actual or contingent Liability.

“PHH Disclosure Letter” means the disclosure letter of PHH Parties referred to in, and delivered to Buyer pursuant to, this Agreement.

“PHH Parties Benefit Plans” means collectively the JV Benefit Plans and the PHH Benefit Plans.

“PHH Senior Notes” means PHH’s 7.375% Senior Notes due 2019 and PHH’s 6.375% Senior Notes due 2021.

“Permits” means, collectively, all Licenses, certificates, registrations, consents, Orders, franchises, permits, approvals or other similar authorizations issued, granted or approved by any Agency or Governmental Entity in connection with the operation of Business, together with all renewals or modifications thereof.

“Permitted Encumbrance” means (a) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon Sellers that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the most recent Financial Statements, (b) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (d) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon Sellers arising or incurred in the ordinary course of business, which do not (x) interfere in any material respect with the conduct of the Business as it is currently conducted, (y) impair the continued use or operation of the Purchased Assets to which they relate in the conduct of Business as is currently conducted, and (z) that are not yet due and payable, or if due, not delinquent, (e) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws, (f) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (g) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any site, (h) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the sites, (i) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway, and (j) as to any Leased Real Property, any statutory Encumbrance affecting the interest of the lessor thereof; provided, however, that in the case of clauses (e) through (j), that none of the foregoing, individually or in the aggregate, is reasonably expected to have a materially adverse effect on the continued use of the property to which they relate in the ordinary course of business consistent with past practice.

“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“Pipeline Loans” means all applications in process for Mortgage Loans to be made by Seller, including Unlocked Pipeline Loans.

“Pre-Closing Tax Period” means any taxable period ending on or before the applicable Closing Date.

“Present Fair Saleable Value” means, with respect to the PHH Parties the amount that may be realized if its aggregate assets (including its goodwill) are sold as an entirety on a going concern basis with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises.

“Related Parties” means, with respect to a Person, such Person’s officers, directors, shareholders, partners, members, owners, employees and agents.

“Representatives” means a Person’s officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives.

“Retained Employee Liabilities” means all Liabilities (i) with respect to current or former employees or individual independent contractors of the PHH Parties or any of their Affiliates, other than the Assumed Employee Liabilities or (ii) that are expressly retained by the PHH Parties or any of their Affiliates pursuant to Section 4.11.

“Shares” means the shares of common stock of PHH, par value $.001 per share.

“Software” means all electronic data processing, information, recordkeeping, communications, telecommunications, networking, account management, inventory management and other such applications and software (including all applications and software installed on all hardware and equipment), and all documentation related to the foregoing, used in or related to the Business.

“Solvent” means (i) the amount of the Present Fair Saleable Value of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed all of its Liabilities as of such date, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (iii) such Person will be able to pay its debts and obligations as they become due, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its debts and obligations.

“State Agency” means any state agency or other state-level Governmental Entity with authority to regulate the Business or mortgage banking activities of HL and RMR.

“Straddle Period” means any taxable period that begins on or before and ends after the applicable Closing Date.

“Subsequent Closings” means, collectively, the Second Closing, Third Closing, Fourth Closing and Fifth Closing (and each, a “Subsequent Closing”).

“Subsidiary” means, with respect to any Person, any corporation or other entity (i) the accounts of which would be consolidated with and into those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) such Person or any other Subsidiary of such Person is a general partner (excluding such partnerships where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership), or (iii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Superior Proposal” means any bona fide written Competing Proposal (on its most recently amended or modified terms, if amended or modified) that the PHH Board determines in good faith, after consultation with outside legal counsel and financial advisor (taking into account any changes to this Agreement proposed by Buyer in response to one or more Competing Proposals) is more favorable to PHH or the stockholders of PHH than the Transactions (taking into consideration, among other things, all legal, financial, regulatory and other aspects of the proposal deemed relevant by the PHH Board, including the financing terms thereof and the likelihood of consummation (including the anticipated timing, conditions and prospects for completion of such proposal)); provided that, for purposes of this definition of “Superior Proposal,” references in the term “Competing Proposal” to “20%” shall be deemed to be references to “50%”.

“Tax” or “Taxes” means (x) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value added, payroll, employment, unemployment, workers’ compensation, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes of any kind, charges, levies or like assessments in each case in the nature of a tax and imposed by a Governmental Entity, together with all penalties, and additions and interest thereto, whether disputed or not, (y) any Liability for the payment of any amounts of the type described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (z) any Liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y).

“Tax Law” means a Law that relates to Taxes.

“Tax Return” or “Tax Returns” includes all returns, reports, claims for refund and forms (including elections, attachments, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, and including any amendment thereof in each case filed with a taxing authority.

“Trademarks” means all trademarks, service marks, trade names and Internet domain names, together with the goodwill symbolized by any of the foregoing, and all registrations and applications relating to the foregoing.

“Transactions” means the transactions contemplated by this Agreement.

“Transaction Agreements” means this Agreement, the Assignment and Assumption Agreement, the JV Purchase Agreement, the Support Agreement, the Transition Services Agreement and any other agreement or document contemplated by any of the foregoing.

“Transferred Branches” means all branch offices of any Seller where any Transferring Employee performs his or her work functions in support of the Business, including any home office locations.

“Transferred Employees” means, collectively, all JV Employees who accept an employment offer from Buyer or any of its Affiliates and all Inactive Employees who become employed by Buyer or its Affiliates.

“Transferring Employee Assets and Records” means, with respect to each Transferring Employee, all files, documents, instruments, papers, books and records (whether in paper, electronic or other tangible or intangible form), operating and production records, quality control records, client credit data, client lists, referral lists, business plans and budgets, Hardware and FF&E to the extent (i) utilized by such Transferring Employee in the performance of his or her work functions in support of the Business and (ii) located at the Transferred Branches.

“Transfer Tax” means any U.S. federal, state, county, local, non-U.S. and other sales, use, transfer, VAT, goods and services, conveyance, documentary, filing, stamp, recording, registration or other similar Tax (including any notarial fee or governmental charge) imposed in connection with, or otherwise relating to, the Transactions.

“Transition Services Agreement” means a Transition Services Agreement on terms substantially consistent with those set forth on Exhibit D hereto, to be entered into between HL as the recipient and Buyer as the provider at the First Closing.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Unlocked Pipeline Loans” means, the entire pipeline of Mortgage Loan applications and leads registered in Sellers’ loan origination system that: (a) were taken by any employee reasonably anticipated to become a Transferred Employee following the applicable Closing Date, (b) have not yet been funded, (c) have been entered into a Seller’s pipeline tracking system, and (d) do not have an active rate lock commitment with the borrower (i.e. are not “locked”); provided, however, that “Unlocked Pipeline Loans” shall not include: (x) mortgage loan leads older than 12 months prior to the applicable Closing Date or (y) mortgage loan applications and leads for construction loans, bond programs, adjustable-rate mortgage loans, cooperative bank loans, home equity lines of credit, 203k loans, reverse mortgages, non-mortgage (commercial) loans, brokered loans or brokered out loans.

“USDA” means the Rural Housing Service program of USDA Rural Development.

9.3.  Other Definitional and Interpretative Provisions. (a) The following provisions will be applied wherever appropriate herein:

(i)            “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words will refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used;

(ii)           all definitions set forth herein will be deemed applicable whether the words defined are used herein in the singular or the plural;

(iii)          wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(iv)          all accounting terms not specifically defined herein will be construed in accordance with GAAP;

(v)           any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified;

(vi)          all references in this Agreement to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder;

(vii)         the table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof;

(viii)        “including” means “including, without limitation”;

(ix)          the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(x)           reference to “dollars” or “$” will be deemed reference to the lawful money of the United States of America;

(xi)          all references to “days” will be to calendar days unless otherwise indicated as a “Business Day;”  and

(xii)         any capitalized terms used in any Exhibit or in the PHH Disclosure Letter or the Buyer Disclosure Letter but not otherwise defined therein have the meaning as defined in this Agreement.

(b)           As used in this Agreement, unless the context would require otherwise, the terms “material” or “material to Seller” and the concept of “material” nature of an effect upon any Seller will be measured relative to such Seller and its Subsidiaries, taken as a whole.

(c)           To the extent this Agreement requires any Party to take any action or refrain from any action, the parent entity of such Party will be deemed to be required to cause such Party to take such action or refrain from such action by this Agreement.

(d)           The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, the entirety of this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(e)           Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by the Parties hereto, will not be deemed to reflect the intention of any Party hereto, or otherwise serve as parol evidence of any kind, with respect to the Transactions.

(f)            The PHH Disclosure Letter and the Buyer Disclosure Letter are incorporated herein by reference and will be considered part of this Agreement.  The mere inclusion of any item in any section or subsection of either of the disclosure letters as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by either the PHH Parties or Buyer, or to otherwise imply, that any such item has had or would reasonably be expected to have a Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement.  Matters disclosed in any section or subsection of either of the disclosure letters are not necessarily limited to matters that are required by this Agreement to be disclosure herein.  Headings inserted in the sections or subsections of either of the disclosure letters are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

[Remainder of the Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed the day and year first above written.

GUARANTEED RATE AFFINITY, LLC

By:	/s/ Victor Ciardelli
Name: Victor Ciardelli
Title: Chief Executive Officer

PHH HOME LOANS, LLC

By:	/s/ Glen A. Messina
Name: Glen A. Messina
Title: President

RMR FINANCIAL, LLC

By:	/s/ Glen A. Messina
Name: Glen A. Messina
Title: Director

PHH CORPORATION

By:	/s/ Glen A. Messina
Name: Glen A. Messina
Title: President and Chief Executive Officer